UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                             FORM 10
           GENERAL FORM FOR REGISTRATION OF SECURTIES

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934











                    AVIATION INDUSTRIES CORP.
     (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)







NEVADA                                             88-023361
(STATE OF ORGANIZATION) (I.R.S. EMPLOYER IDENTIFICATION NO.)

888 E. LAS OLAS BLVD., SUITE 700, FT. LAUDERDALE, FL   33301
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)          (ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (954) 938-2500

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B)OF THE ACT:
NONE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
COMMON


THIS REGISTRATION STATEMENT INCLUDES FINANCIAL INFORMATION AND ADDITIONAL DISCUSSION CONCERNING INTEGRATED MARKETING PROFESSIONALS ("IMP"), A COMPANY WITH WHOM THE REGISTRANT HAS AGREED TO MERGE. THE DIRECTORS OF IMP HAVE ALREADY REPLACED THE PREVIOUS DIRECTORS OF THE REGISTRANT, PURSUANT TO THE AGREEMENT, AND MANAGEMENT BELIEVES THE MERGER WILL BE COMPLETED AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE, ALTHOUGH THE MERGER IS STILL SUBJECT TO APPROVAL BY SHAREHOLDERS OF BOTH COMPANIES. (SEE
ITEM 1, "BUSINESS")

ITEM 1.   BUSINESS.
(A)  DEVELOPMENT OF BUSINESS
  (I) GENERAL DEVELOPMENT OF AIC

AVIATION INDUSTRIES CORPORATION (REFERRED TO AS "AIC") WAS ORGANIZED UNDER THE LAWS OF THE STATE OF NEVADA ON JANUARY 26, 1988, UNDER THE NAME "NEVADA COMMERCIAL MANAGEMENT, INC." ON SEPTEMBER 24, 1997, AIC CHANGED ITS NAME TO "AVIATION INDUSTRIES CORPORATION." ALSO IN SEPTEMBER, 1997, THE MANAGEMENT TEAM WHICH PRECEDED IMMEDIATELY THE PRESENT MANAGEMENT TEAM (DISCUSSED BELOW) PURCHASED THE MAJORITY OF ALL SHARES HELD BY A FORMER CONTROL GROUP FOR $300,000.
  (II) AGREEMENT OF MERGER

AIC ENTERED INTO A DEFINITIVE AGREEMENT AND PLAN OF MERGER WITH INTEGRATED MANAGEMENT PROFESSIONALS, INC. ("IMP") ON JUNE 23, 1998. AT SOME TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT, IMP IS TO BE MERGED WITH CAL ACQUISITION CORP., A NEVADA CORPORATION FORMED AS A WHOLLY-OWNED SUBSIDIARY OF AIC. IMP WILL BE THE SURVIVING CORPORATION OF THAT MERGER. IMP AND AIC WILL THEN MERGE, WITH AIC BEING THE SURVIVING CORPORATION. AIC WILL THEN CHANGE ITS NAME TO INTEGRATED MARKETING PROFESSIONALS, INC. IN ACCORDANCE WITH THE AGREEMENT, ON AUGUST 3, 1998, THE OFFICERS AND DIRECTORS OF AIC RESIGNED, WITH THE EXCEPTION OF MR. KALOUSTIAN, AND WERE REPLACED BY THE OFFICERS AND DIRECTORS OF IMP, WHO WILL REMAIN AS OFFICERS AND DIRECTORS OF THE NEW
COMPANY. THE BUSINESS OF IMP IS DISCUSSED IN SUBSECTION (C) BELOW. THROUGHOUT THIS REGISTRATION STATEMENT, THE POST-MERGER ENTITY SHALL BE REFERRED TO AS THE "COMPANY."

THE TERMS OF THE MERGER GIVES HOLDERS OF THE COMMON AND PREFERRED STOCK OF IMP SHARES OF AIC COMMON STOCK. THERE ARE PRESENTLY 15,645,590 COMMON SHARES AND 3,700,000 PREFERRED SHARES OF IMP OUTSTANDING. HOLDERS OF THOSE SHARES RECEIVE AIC COMMON STOCK VALUED AT $11,994,018. THE ACTUAL NUMBER OF SHARES WILL BE DETERMINED BY THE AVERAGE CLOSING PRICE OF THE STOCK DURING THE TEN DAY PERIOD BEGINNING FIVE DAYS PRIOR TO THE EFFECTIVE DATE OF THE MERGER. IN ADDITION, THERE ARE OPTIONS OR WARRANTS FOR A TOTAL OF 3,046,333 SHARES OF IMP STOCK. THE HOLDER OF THESE OPTIONS OR WARRANTS SHALL RECEIVE OPTIONS OR WARRANTS FOR AN EQUAL NUMBER OF SHARES OF AIC, WITH THE EXERCISE PRICE SET AT SIX TIMES THE EXERCISE PRICE OF THE EXISTING IMP OPTIONS OR WARRANTS. ALSO, JOE LOGAN JR., DIRAN KALOUSTIAN, AND CONSOLIDATED EQUITIES SHALL CONVEY 1.5 MILLION SHARES OF AIC COMMON STOCK TO WILLIAM FORHAN AND 500,000 SHARES OF AIC COMMON STOCK TO JAMES MULDOWNEY, WILL RETURN 375,000 COMMON SHARES TO AIC'S TREASURY, AND WILL GRANT TO FORHAN VOTING PROXIES FOR 2.5 MILLION SHARES FOR A PERIOD OF 36 MONTHS OR UNTIL THOSE SHARES ARE SOLD TO BONA-FIDE THIRD PARTY PURCHASERS. THE MERGER WILL A REVERSE MERGER, AND WILL BE TREATED AS A POOLING OF INTERESTS FOR ACCOUNTING PURPOSES.

IN ORDER FOR THE MERGER TO BE FINALIZED, A NUMBER OF EVENTS MUST OCCUR. FIRST, THE STOCKHOLDERS OF BOTH COMPANIES MUST APPROVE THE MERGER AGREEMENT. THIS VOTE HAS NOT YET OCCURRED. HOWEVER, THE BOARD OF DIRECTORS, CONSISTING OF MR. DIRAN KALOUSTIAN AND MR. JOE LOGAN, JR., OWNED 63% OF THE STOCK OF AIC, APPROVED THE MERGER ON MAY 20, 1998. SECOND, THIS REGISTRATION STATEMENT MUST BE EFFECTIVE AND NOT SUBJECT TO ANY STOP ORDER. THIRD, JOE LOGAN, JR. AND DIRAN KALOUSTIAN, AND / OR THEIR ASSIGNS, MUST BE ABLE TO ACQUIRE ALL OF AIC'S INTEREST IN CITA WITHOUT ADVERSE ACCOUNTING OR TAX CONSEQUENCE. THIS HAS ALREADY OCCURRED. FINALLY, THE COMPANIES ARE PREPARING TO FILE A FORM S-4 REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). IF THE MERGER IS NOT CONSUMMATED, NEITHER PARTY SHALL HAVE ANY LIABILITY OR OBLIGATION TO THE OTHERS, OTHER THAN FOR A WILLFUL BREACH, AND THE IMP DIRECTORS WHO REPLACED AIC DIRECTORS SHALL RESIGN FROM THE AIC BOARD.
  (III) GENERAL DEVELOPMENT OF IMP

IMP WAS INCORPORATED UNDER THE LAWS OF THE STATE OF MICHIGAN ON JANUARY 14, 1994. IN OCTOBER, 1995, IMP REINCORPORATED IN NEVADA. IN MAY, 1996, IMP PURCHASED THE OUTSTANDING CAPITAL STOCK OF DAV-JEN, INC., D/B/A CASINO AIRLINK, IN A TRANSACTION TREATED AS A PURCHASE FOR ACCOUNTING PURPOSES. THE TOTAL PURCHASE PRICE WAS $2,915,802 PLUS 1,700,000 SHARES OF IMP'S CLASS B PREFERRED STOCK VALUED AT $850,000 ($0.50 MARKET BID PRICE). ON OCTOBER 31, 1996, IMP'S NAME WAS CHANGED TO CASINO AIRLINK, INC. IN DECEMBER, 1996, IMP PURCHASED THE OUTSTANDING CAPITAL STOCK OF RESER CORP. IN A TRANSACTION TREATED AS A PURCHASE FOR ACCOUNTING PURPOSES. THE PURCHASE PRICE WAS $390,000, PAID FOR WITH $195,000 IN CASH AND 156,000 SHARES OF COMMON STOCK. IMP GUARANTEED THAT THE STOCK WOULD BE WORTH NO LESS THAN $1.25 PER SHARE AS OF JANUARY 3, 1999. ON JUNE 15, 1998, IMP'S NAME WAS CHANGED BACK TO INTEGRATED MANAGEMENT PROFESSIONALS, INC.
  (IV) RECENT DEVELOPMENTS

SINCE  DECEMBER  1997, A NUMBER OF SIGNIFICANT TRANSACTIONS  HAVE
TAKEN PLACE:

IN OCTOBER, 1997, AIC ACQUIRED FROM GENERAL INVESTMENT BANK (FORMERLY COMMERCIAL BANK HELP) A LIEN OF $1,750,000 IN KIWI INTERNATIONAL AIRLINES, INC., WHICH HAD JUST RECENTLY TERMINATED ITS CHAPTER 11 BANKRUPTCY PROCEEDINGS AND BEEN ACQUIRED BY A NEW CONTROL GROUP.

ON FEBRUARY 28, 1998, AIC PROVIDED $200,000 IN DEBTOR-IN-POSSESSION ("DIP") FINANCING TO SUNJET, A COMMERCIAL AIR CARRIER WHICH HAD FILED FOR REORGANIZATION PURSUANT TO CHAPTER 11 OF THE U.S. BANKRUPTCY CODE. THE LOAN WAS REPAID ON MAY 5, 1998. SUNJET'S CERTIFICATE OF OPERATION RECENTLY EXPIRED, AND AIC DOES NOT ANTICIPATE ANY FURTHER INVESTMENT IN OR DEALINGS WITH SUNJET.

ON FEBRUARY 24, 1998, AIC ACQUIRED CITA AMERICAS, INC. CITA OPERATES CLINICS ASSOCIATED WITH HEALTH CARE FACILITIES TO TREAT CHEMICAL DEPENDENCIES, UTILIZING ULTRA RAPID OPIATE DETOXIFICATION AND STRUCTURED AFTERCARE REINTEGRATION TREATMENT. CITA WAS ACQUIRED FOR 375,000 SHARES OF RESTRICTED COMMON STOCK, VALUED BY AIC AT $1,875,000 (THE STOCK PRICE AT THE CLOSING DATE OF THE TRANSACTION). BECAUSE THE BUSINESS OF CITA WAS NOT TRAVEL-RELATED, AND AIC HAD DECIDED TO CONCENTRATE ON TRAVEL-RELATED BUSINESSES, ON JULY 28, 1998, AIC ENTERED INTO A LETTER OF INTENT TO SELL CITA TO SOUTHWESTERN ENVIRONMENTAL CORP. IN EXCHANGE FOR $2,200,000 WORTH OF SOUTHWESTERN'S CLASS A PREFERRED STOCK. THIS SALE CLOSED ON AUGUST 31, 1998. THE PREFERRED STOCK RECEIVED BY AIC IS CONVERTIBLE INTO $2,200,000 WORTH OF COMMON STOCK (DETERMINED BY THE MARKET PRICE) AT ANY TIME AFTER JULY 29, 1999.

AIC RECENTLY MADE THREE MAJOR ACQUISITIONS:

         ON OR ABOUT JULY 30, 1998, AIC ACQUIRED MAGNOLIA TOURS AND TRANSPORTATION ("MAGNOLIA"), A BILOXI, MS COMPANY THAT PROVIDES MOTOR COACH TRANSPORTATION SERVICES, INCLUDING AIRPORT TRANSFERS FOR VISITORS TRAVELING TO AND FROM GULF COAST CASINOS AND HOTELS, SHUTTLE SERVICES, AND LOCAL AREA TOURS. THE PURCHASE PRICE WAS $150,000 IN CASH, PLUS THE ASSUMPTION OF $11,000 IN DEBT.

         ON OR ABOUT AUGUST 3, 1998, AIC ACQUIRED BUSINESS TRAVEL, A NORCROSS, GA-BASED CORPORATE TRAVEL AGENCY WITH 1997 ANNUAL SALES OF APPROXIMATELY $25,000,000 (1997 EBITA WAS $278,178), IN
       EXCHANGE FOR $300,000 IN CASH AND $900,000 OF RESTRICTED COMMON STOCK (596,027 SHARES VALUED AT THE 5 DAY AVERAGE PRICE OF $1.51 PER SHARE).

         ON OR ABOUT SEPTEMBER 9, 1998, AIC COMPLETED THE ACQUISITION
       OF CRUISING IN STYLE, INC. ("CRUISING"), A DURHAM, NC TRAVEL AGENCY WITH APPROXIMATELY $2,000,000 IN ANNUAL REVENUES. CRUISING SPECIALIZES IN THE SALE OF UPSCALE CRUISE PACKAGES TO ALASKA, THE CARIBBEAN, EUROPE, AND TRANS-CANAL. THE TOTAL PRICE OF THIS ACQUISITION WAS $150,000, $25,000 OF WHICH WAS PAID IN CASH, $50,000 IN A 24-MONTH PROMISSORY NOTE WITH NO INTEREST, AND 87,209 SHARES OF COMMON STOCK VALUED AT $75,000.
(B)  FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

ALL  OF  THE REVENUE FROM AIC AND IMP IS DERIVED FROM THE  TRAVEL
AND  TOURISM INDUSTRY. THE REQUIRED REVENUE, OPERATING PROFIT AND
LOSS,  AND  IDENTIFIABLE ASSETS ARE SHOWN IN ITEM 2  AND  IN  THE
FINANCIAL EXHIBITS PROVIDED IN ITEM 15 BELOW.
(C)   NARRATIVE DESCRIPTION OF BUSINESS

AFTER  THE MERGER IS COMPLETED, THE COMPANY WILL OPERATE  THROUGH
FIVE  SUBSIDIARIES - CASINO AIRLINK AND RESER, FROM  THE  CURRENT
IMP, AND MAGNOLIA, CRUISING, AND BUSINESS TRAVEL, FROM AIC.
  IMP

IMP IS A HOLDING COMPANY ACQUIRING TRAVEL-RELATED COMPANIES. IMP OPERATES THROUGH TWO WHOLLY-OWNED SUBSIDIARIES, RESER CORPORATION, AND CASINO AIRLINK (CAI). CAI IS A WHOLESALE TRAVEL COMPANY THAT IS CURRENTLY THE EXCLUSIVE PROVIDER OF PACKAGED CASINO VACATIONS FROM ATLANTA, GA, ST. PETERSBURG, FL, ORLANDO, FL, FT. LAUDERDALE, FL, AND PALM BEACH, FL TO BILOXI ON THE MISSISSIPPI GULF COAST. CAI PROVIDES NON-STOP, ROUNDTRIP JET SERVICE, DESTINATION AIRPORT TRANSFERS, GROUND HANDLING, TWO-THREE NIGHT DELUXE HOTEL ACCOMMODATIONS, NIGHTLY BUFFET MEALS, AND ACCESS TO TWENTY-FOUR HOUR LAS VEGAS STYLE GAMING AND ENTERTAINMENT. A 3-NIGHT PACKAGE SELLS FROM $169 TO $269 PER PASSENGER FROM FT. LAUDERDALE. CAI DELIVERED MORE THAN 85,000 PASSENGERS TO THE MISSISSIPPI GULF COAST AREA VIA THEIR CHARTERED AND SCHEDULED AIR SERVICE IN 1997 AND INTENDS TO SPECIALIZE IN OFFERING CASINO VACATIONS TO OTHER GAMING DESTINATIONS, INCLUDING TUNICA, MS AND LAS VEGAS, NV IN 1999. THESE NEW ROUTES REQUIRE GOVERNMENT APPROVAL, A PROCESS THAT REQUIRES APPLICATION 30 DAYS IN ADVANCE. THE APPLICATION HAS NOT BEEN FILED YET.

IN 1997, CAI GENERATED $18.3 MILLION IN REVENUE, WITH PRE-TAX INCOME OF $350,000 from continuing operations. CAI HAS 42 EMPLOYEES. THERE ARE 3,000 NEW HOTEL ROOMS COMING ON-LINE IN BILOXI BY JUNE 30, 1999. THIS EXPANSION REQUIRES CAI TO ADD A SECOND AIRPLANE IN ORDER TO SERVE
NEW DEPARTURE CITIES. THIS PLANE WILL BECOME AVAILABLE BY JANUARY
10, 1999. This plane is being leased on an annual contract. NEW DEPARTURES INCLUDE DAYTONA BEACH TO BILOXI (12 TIMES PER MONTH), FT. LAUDERDALE TO MEMPHIS (9 TIMES PER MONTH), AND ST. PETERSBURG, ORLANDO, AND
ATLANTA TO MEMPHIS (13 TIMES PER MONTH EACH).

RESER CORP., LOCATED IN ATLANTA, GA, IS A TRAVEL AGENCY THAT SPECIALIZES IN PLANNING, ORGANIZING, AND PRESENTING EDUCATIONAL SEMINARS TO TRAVEL AGENTS ACROSS THE UNITED STATES. IN 1997, RESER HELD 40 SEMINARS WHICH OVER 2,000 AGENTS ATTENDED TO LEARN ABOUT LATIN AMERICA, FLORIDA, MEXICO, AND COLORADO. RESER ALSO PROCESSES RESERVATIONS FOR TOUR OPERATORS. RESER OWNS EXPANSIVE HARDWARE AND SOFTWARE THAT WORKS WELL FOR SMALL TOUR OPERATORS WHO DO NOT WISH TO ABSORB THE OVERHEAD EXPENSES ASSOCIATED WITH A RESERVATION CENTER. IN THE FOURTH QUARTER OF 1997, RESER BEGAN ACCEPTING CASINO AIRLINK RESERVATIONS FROM CLIENTS IN GEORGIA, NORTH CAROLINA, AND SOUTH CAROLINA. RESER'S 1997 PRE-TAX LOSS WAS $60,000 ON SALES OF $600,000.
  AVIATION INDUSTRIES

AVIATION INDUSTRIES HAS NOT HAD SIGNIFICANT OPERATIONS DURING THE
LAST  FEW  YEARS,  OTHER  THAN THE RECENT TRANSACTIONS  DISCUSSED
ABOVE.  AIC  HAS  THREE  NEWLY ACQUIRED  SUBSIDIARIES,  MAGNOLIA,
BUSINESS TRAVEL, AND CRUISING.

MAGNOLIA OFFERS AIRPORT/HOTEL TRANSFERS AND DAY AND NIGHT TOURS OF NEW ORLEANS FROM BILOXI, AND PROVIDES CHARTER SERVICE FOR CORPORATIONS, MEETINGS, AND INCENTIVES. MAGNOLIA HAS 15 EMPLOYEES, AND PROVIDES SERVICE ON A YEAR-ROUND BASIS. ITS BUSINESS IS NOT SEASONAL. IN 1997, REVENUES WERE APPROXIMATELY $800,000. FOR THE FIRST 7 MONTHS OF 1998, PRE-TAX INCOME WAS $16,000. ON AUGUST 31, 1998, AIC REPLACED MAGNOLIA'S FLEET OF FIVE MOTOR COACHES WITH FOUR BRAND NEW 54 PASSENGER COACHES OFFERING STATE-OF-THE-ART AUDIO/VISUAL EQUIPMENT, FIRST CLASS PASSENGER AMENITIES, AND WILL OFFER VACATIONERS OPTIONAL TRIPS TO PLACES SUCH AS NEW ORLEANS, ALLOWING AIC TO CAPITALIZE FURTHER ON THE CONTINUED GROWTH OF THE GULF COAST MARKET. THE COST OF THE NEW COACHES, $1,480,000, IS PROVIDED BY CARGILL LEASING ON A 5-YEAR LEASE.

BUSINESS TRAVEL, A CORPORATE TRAVEL AGENCY WITH OVER 400 CORPORATE ACCOUNTS AND ANNUAL SALES OF APPROXIMATELY $25,000,000, FITS PERFECTLY WITH THE OVERALL MARKETING MIX OF THE COMPANY, ESPECIALLY WITH THE RESER SUBSIDIARY. THIS PROVIDES THE COMPANY WITH OPPORTUNITIES TO MARKET PACKAGED CASINO VACATIONS OFFERED BY IT TO MORE THAN 20,000 PEOPLE EMPLOYED BY BUSINESS TRAVEL'S CORPORATE CLIENTS. BUSINESS TRAVEL HAS 35 EMPLOYEES. IN 1997, 80% OF ITS BUSINESS CAME FROM AIRLINE TICKETS, WITH THE REMAINDER COMING FROM CAR RENTALS, HOTELS, AND TOUR COMMISSIONS. BUSINESS TRAVEL GENERATED $175,000 OF PRE-TAX INCOME ON $25 MILLION IN SALES IN 1997.

THE ACQUISITION OF CRUISING FITS WELL WITH AIC'S GROWING BASE OF TRAVEL AND LEISURE OPERATIONS. CRUISING HAS 4 EMPLOYEES, AND PRODUCED $25,000 IN PRE-TAX INCOME IN 1997, WITH REVENUES OF $1.5 MILLION. AIC INTENDS TO EXPAND THE OPERATIONS TO INCLUDE ACTIVE MARKETING OF MORE MODERATELY PRICED CRUISE PACKAGES, FOCUSING ON 3, 4, AND 7 NIGHT CARIBBEAN ITINERARIES, TOGETHER WITH A VARIETY OF LAND AND SEA PACKAGES FOR THESE CRUISES. THIS GIVES THE COMPANY THE OPPORTUNITY TO CROSS-MARKET CRUISE VACATION PACKAGES TO THE MORE THAN 20,000 PEOPLE EMPLOYED BY BUSINESS TRAVEL'S CORPORATE CLIENTS AND THE 80,000 PASSENGERS DELIVERED TO THE MISSISSIPPI GULF COAST ANNUALLY BY CASINO AIRLINK.

ITEM 2.   FINANCIAL INFORMATION.

(A)  SELECTED FINANCIAL DATA.

THE  REGISTRANT'S FINANCIAL DATA PRESENTED BELOW HAS BEEN DERIVED
FROM THE FINANCIAL STATEMENTS APPEARING IN ITEM 15 BELOW.

                    AVIATION INDUSTRIES CORP.
                  (A DEVELOPMENT STAGE COMPANY)
                     SELECTED FINANCIAL DATA
                     YEARS ENDED DECEMBER 31



                                    MARCH       1997       1996         1995        1994      1993
                                    31, 1998
SUMMARY OF OPERATIONS
  REVENUES                          $0          $0         $0           $0          $0        $0
  GENERAL, SELLING AND              $13,046     $8,050     $0           $0          $0        $0
     ADMINISTRATIVE EXPENSES
NET PROFIT                          ($13,046)   ($8,050)   $0           $0          $0        $0
NET PROFIT PER COMMON               ($0.00)     ($0.00)    $0.00        $0.00       $0.00     $0.00
  SHARE
  TOTAL ASSETS                      $7,879,231  $6,004,231 $0          $0           $0        $0
  LONG TERM OBLIGATIONS (1)         $1,000,000  $1,000,000 $0          $0           $0        $0

(1)   THE  LONG TERM OBLIGATIONS SHOWN ARE FOR A LONG  TERM  DEBT
  THAT WAS PAID OFF IN APRIL, 1998.

            INTEGRATED MANAGEMENT PROFESSIONALS, INC.
                     SELECTED FINANCIAL DATA
                     YEARS ENDED DECEMBER 31



                        JULY 31,    1997        1996        1995        1994
                        1998

SUMMARY OF OPERATIONS
  REVENUES              $9,920,15   $18,378,929 $18,942,574 $20,009,040 $85,512
  COST OF SALES         $6,758,926  $13,876,269 $15,746,734 $16,736,046
TOTAL OPERATING         $2,239,730  $4,027,435  $3,332,227  $3,272,994  $96,827
  EXPENSES
OTHER INCOME            ($4,113)    ($121,030) ($145,208)   $47,396
EXTRAORDINARY ITEMS                 $691,846   ($1,288,059)
NET PROFIT              $807,384    $1,046,041 ($1,569,654) ($474,422) ($11,315)
NET PROFIT PER
 COMMON SHARE
   BASIC                            $0.19
   DILUTED                          $0.09      ($0.42)      ($0.94)    ($2.26)
SUMMARY BALANCE SHEET
  TOTAL ASSETS          $4,434,404  $3,622,981 $4,112,161   $1,015,005 $120,710
  LONG TERM                         $526,382   $1,680,893   $23,712    $0
   OBLIGATIONS

(B)  MANAGEMENT DISCUSSION AND ANALYSIS

     (I) AIC

A NEW MANAGEMENT TEAM HAS TAKEN OVER THE OPERATIONS OF AIC EFFECTIVE AUGUST 3, 1998. DIRECTORS AND OFFICERS OF IMP HAVE REPLACED THE PREVIOUS DIRECTORS AND OFFICERS OF AIC, EXCEPT THAT DIRAN KALOUSTIAN REMAINS AS AIC DIRECTOR. AIC WAS A DEVELOPMENT STAGE COMPANY UNTIL ITS RECENT ACQUISITIONS.

AS OF MARCH 31, 1998, AIC HAD $1,004,231 OF CASH, WITH LONG-TERM DEBT OF $1,000,000. MANAGEMENT DECIDED TO PAY OFF THE DEBT EARLY, LEAVING $4,231 OF CASH. MANAGEMENT FEELS THAT THIS CASH POSITION IS SATISFACTORY. PROFITS FROM OPERATIONS ARE EXPECTED TO ENHANCE AIC'S CASH BALANCE.

THE  INVESTMENT  IN CITA INCREASED FROM $1.875  MILLION  TO  $2.2
MILLION  WITH  ITS SALE TO SOUTHWEST ENVIRONMENTAL FOR  PREFERRED
STOCK CONVERTIBLE IN 12 MONTHS.

AIC DOES NOT ANTICIPATE ANY CAPITAL EXPENDITURES IN THE REMAINDER
OF  1998.  THE THREE ACQUISITIONS WILL GENERATE SMALL PROFITS  BY
YEAR   END.  MANAGEMENT  IS  DEDICATED  TO  SELECTING  ADDITIONAL
ACQUISITIONS TO INCREASE REVENUES AND PROFITS IN 1999.

ASSETS  WILL INCREASE WITH THE ACQUISITION OF IMP TO A  TOTAL  OF
$12.3 MILLION BASED UPON IMP'S JULY 31, 1998 FINANCIALS.

     (II) IMP

THE MANAGEMENT TEAM TOOK OVER IMP ON DECEMBER 6, 1996. IMP, WHICH SUFFERED A LOSS IN 1996, HAS BEEN PROFITABLE SINCE. THE IMPROVEMENT IN 1997 WAS THE RESULT OF INCREASING THE AIR-LOAD FACTOR TO 88% WHILE INCREASING THE SELLING PRICE BY 5%. THE FIRST SIX MONTHS OF 1998 SAW A DECLINE IN REVENUES FROM $10.4 MILLION TO $8.6 MILLION. THIS IS BASED ON AN ACCOUNTING CHANGE THAT REDUCES REVENUES AND COST OF SALES EQUALLY. DURING THE SAME PERIOD, INCOME FROM OPERATIONS INCREASED FROM $360,672 TO $709,130, THE RESULT OF A 5% PRICE INCREASE, A SLIGHT REDUCTION IN THE COST OF SALES, AND MANAGEMENT MAINTAINING OPERATIONS COSTS.

MARGINS ARE HIGHEST IN THE FIRST HALF OF THE YEAR BECAUSE OF AN INCREASE IN WINTER POPULATION IN FLORIDA, AND THE FACT THAT HOTEL ROOM COSTS ARE LOWER FROM SEPTEMBER THROUGH MAY AND LOAD FACTORS ARE HIGH WITHOUT DISCOUNTING THE PACKAGES. IN THE THIRD QUARTER OF 1998, IMP SUSTAINED A LOSS OF $93,706, DUE TO THE EFFECTS OF HURRICANE GEORGES. THE HURRICANE CLOSED BUSINESS FROM SEPTEMBER 25 TO OCTOBER 5, REDUCING PROFITS BY APPROXIMATELY $278,000 IN SEPTEMBER.

IMP'S CASH POSITION IS STRONG, AS IMP HAD OVER $1.1 MILLION AT THE END OF JULY, 1998. MANAGEMENT EXPECTS FUTURE PROFITS TO ENHANCE
THIS   BALANCE  FURTHER.  MANAGEMENT  IS  NEGOTIATING   WITH   AN
UNDERWRITER WHO HAS OFFERED A FIRM COMMITMENT FOR A $5 MILLION EQUITY RAISE, PURSUANT TO RULE 506, DURING THE FIRST QUARTER OF 1999, IF MARKET CONDITIONS ARE FAVORABLE. AN AGREEMENT IS EXPECTED TO BE FINALIZED BY THE END OF NOVEMBER, 1998. THE LONG-TERM NEED FOR CASH IS FOR ADDITIONAL TRAVEL-RELATED ACQUISITIONS.

THE CASH FLOW IMPROVED DURING THE FIRST QUARTER OF 1998, DUE TO A SEASONAL INCREASE IN BUSINESS. THERE ARE NO TRENDS THAT INDICATE A CHANGE IN IMP'S LIQUIDITY. IMP ANTICIPATES CAPITAL EXPENDITURES OF $75,000 TO
$100,000  IN  1999  TO UPGRADE ITS RESERVATIONS  SYSTEMS  AND  TO
EXPAND  STAFFING. WHILE MANAGEMENT DOES NOT ANNOUNCE  PROJECTIONS
FOR  FUTURE  EARNINGS, ITS BUSINESS PLAN IS  AGGRESSIVE,  AND  IS
DESIGNED  WITH  AN  EYE  TOWARDS  IMPROVING  PROFITS.  IN   1999,
MANAGEMENT PLANS TO OFFER TUNICA, MS AS A DESTINATION FOR  A  90-
DAY  PERIOD. IF THE PROGRAM IS SUCCESSFUL, IT MAY BE EXPANDED FOR
12 MONTHS.

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

THIS STATEMENT INCLUDES PROJECTIONS OF FUTURE RESULTS AND "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED IN SECTION 27A OF THE SECURITIES ACT OF 1933 AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 AS AMENDED (THE "EXCHANGE ACT"). ALL STATEMENTS THAT ARE INCLUDED IN THIS REGISTRATION STATEMENT, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE MANAGEMENT OF AIC AND IMP BELIEVE THAT THE EXPECTATIONS REFLECTED IN THESE FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE EXPECTATIONS ARE DISCLOSED IN THIS STATEMENT, INCLUDING, WITHOUT LIMITATION, IN CONJUNCTION WITH THOSE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS STATEMENT.

ITEM 3.   PROPERTIES.

BOTH  COMPANIES CURRENTLY LEASE OFFICES AT 888 E. LAS OLAS BLVD.,
SUITE  700, FT. LAUDERDALE, FL 33301. THIS IS THE HOME OFFICE  OF
AIC AND  IMP. CASINO AIRLINK LEASES  A  SINGLE-USER
FACILITY   WITH  6,000  SQUARE  FEET.  IT  CURRENTLY  HOUSES   30
EMPLOYEES, AND HAS ROOM TO HOUSE 50 EMPLOYEES.

RESER LEASES A 2,000 SQUARE FOOT FACILITY THAT HOUSES 11 EMPLOYEES, AND COULD BE EXPANDED FOR 24 EMPLOYEES. BUSINESS TRAVEL LEASES AN 8,000 SQUARE FOOT FACILITY FOR 35 EMPLOYEES (CAN BE EXPANDED FOR 45 EMPLOYEES) AND SUBLEASES 2,000 SQUARE FEET OF THAT SPACE (CONTAINING SPACE FOR AN ADDITIONAL 20 RESERVATIONISTS IN THE FUTURE). MAGNOLIA AND CRUISING BOTH LEASE SMALL FACILITIES FOR THEIR OPERATIONS.

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.

SECURITY OWNERSHIP   OF  CERTAIN  BENEFICIAL  OWNERS  -  AVIATION
          INDUSTRIES CORP.
          AS OF JUNE 1, 1998



TITLE OF     NAME/ADDRESS OF OWNER                 SHARES               PERCENT
CLASS                                              BENEFICIALLY OWNED   OF CLASS

COMMON       DIRAN M. KALOUSTIAN                   3,000,000            32.00%
             4605 S. OCEAN BLVD.
             BOCA RATON, FL 334872

COMMON       PROFESSIONAL ATHLETE SERVICES, INC.   1,480,000            15.79%
             1004 CORAL ISLE WAY
             LAS VEGAS, NV 89108

COMMON       CHATEAU VEGAS, INC.                   1,230,000            13.12%
             1700 E. DESERT INN RD. #100 A
             LAS VEGAS, NV 89109

COMMON       GENERAL INVESTMENT BANK               900,000              9.60%
             CHRISTOPRUDNY BLVD. 12A
             MOSCOW, RUSSIA

COMMON       OFFICERS AND DIRECTORS                3,000,000            32.00%
             (1 PERSON)

NOTE: 1,620,569 SHARES, EQUAL TO 17.29% OF THE OUTSTANDING COMMON
STOCK,  ARE  HELD IN "STREET NAME" BY CEDE & CO., A CLEARINGHOUSE
FOR THE SHARES.

SECURITY OWNERSHIP  OF  CERTAIN  BENEFICIAL OWNERS  -  INTEGRATED
          MANAGEMENT PROFESSIONALS, INC. - AS OF MAY 1, 1998



TITLE OF   NAME/ADDRESS OF OWNER                SHARES        PERCENT   PERCENT OF
CLASS                                           BENEFICIALLY  OF CLASS  CLASS --
                                                                        DILUTED

PREFERRED  DUDLEY BAILEY                        1,000,000     50.00%    10.50%
A          5456 E. LINKS CIRCLE
           LITTLETON, CO 80122

PREFERRED  JOSEPH AND SHARON NOEL               174,935       8.75%     1.84%
A          211 STONE VALLEY CT.
           MARTINEZ, CA 94553

PREFERRED  BRUCE AND CAROL FABRIC               174,935       8.75%     1.84%
A          1860 MOWRY AVE., STE. 200
           FREMONT, CA 94538

PREFERRED  CHRISTOPHER AND SUZANNE BOSIO        174,935       8.75%     1.84%
A          C/O BOSIO SPORTS CENTRAL
           4031 WILD CHAPARRAL DR.
           SHINGLE SPRINGS, CA 95682

PREFERRED  MICHAEL P. GAMBOA, TRUSTEE           174,935       8.75%     1.84%
A          FOR SCHLUMBERGER 1994
           CHARITABLE REMAINDER UNITRUST
           ONE EMBARCADERO CENTER
           SUITE 4080
           SAN FRANCISCO, CA 94111

PREFERRED  STEVE SCHOEN                         1,600,000     94.12%    8.40%
B          300 S. FLORIDA AVE.
           N. PENTHOUSE
           TARPON SPRINGS, FL 34689

COMMON     OFFICERS AND DIRECTORS               1,156,000     8.66%     6.07%
           (2 INDIVIDUALS)

NOTE: THESE FIGURES DO NOT GIVE EFFECT TO THE DILUTIVE IMPACT THAT THE ISSUANCE OF SHARES PURSUANT TO THE AGREEMENT AND PLAN OF MERGER WITH IMP WILL HAVE ON THE "PERCENT OF CLASS" COLUMN. THE "PERCENT OF CLASS - DILUTED" COLUMN FOR IMP TAKES INTO ACCOUNT 2,000,000 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK WHICH IS CONVERTIBLE INTO 4,000,000 SHARES OF COMMON STOCK, AND 1,700,000 SHARES OF SERIES B PREFERRED STOCK WHICH IS CONVERTIBLE INTO A LIKE NUMBER OF SHARES OF COMMON STOCK.

SECURITY OWNERSHIP OF MANAGEMENT - AVIATION INDUSTRIES CORP.
          AS OF JUNE 1, 1998



TITLE OF      NAME/ADDRESS OF         SHARES BENEFICIALLY     PERCENT OF
CLASS         OWNER                   OWNED                   CLASS

COMMON        DIRAN M. KALOUSTIAN     3,000,000               32.00%
              4605 S. OCEAN BLVD.
              BOCA RATON, FL 334872

NOTE: WILLIAM FORHAN AND JAMES MULDOWNEY WILL RECEIVE A TOTAL  OF
2,000,000  SHARES  OF COMMON STOCK, AND MR. FORHAN  WILL  RECEIVE
PROXIES  TO VOTE 2,500,000 SHARES OF COMMON STOCK AS A RESULT  OF
THE MERGER WITH IMP.

SECURITY OWNERSHIP   OF   MANAGEMENT  -   INTEGRATED   MANAGEMENT
          PROFESSIONALS, INC. - AS OF MAY 1, 1998



TITLE OF     NAME/ADDRESS OF OWNER    SHARES        PERCENT    PERCENT OF
CLASS                                 BENEFICIALLY  OF CLASS   CLASS --
                                                               DILUTED

COMMON       ELLEN FORHAN             500,000       3.74%      2.62%
             1800 S. OCEAN BLVD.,
             #510
             POMPANO BEACH, FL 33062

COMMON       JIM MULDOWNEY            156,000       1.17%      0.82%
             16456 REDDINGTON DR.
             REDDINGTON BEACH, FL
             33708

CHANGES IN CONTROL

THREE ITEMS RESULT IN A CHANGE OF THE CONTROL OF THE POST-MERGER COMPANY. FIRST, WILLIAM FORHAN, THE CHAIRMAN OF THE COMPANY, RECEIVES A PROXY TO VOTE 2.5 MILLION COMMON SHARES FOR 18 MONTHS. SECOND, MR. FORHAN AND MR. MULDOWNEY, THE SECRETARY AND TREASURER OF IMP AND THE PRESIDENT OF CASINO AIRLINK, RECEIVE A TOTAL OF 2 MILLION SHARES OF COMMON STOCK FROM EXISTING SHAREHOLDERS OF AIC. FINALLY, IMP SHAREHOLDERS WILL OWN 12 MILLION OF THE 22 MILLION SHARES IN THE COMPANY (ASSUMING THE VALUE OF AIC COMMON STOCK IS $1.00 AT THE TIME SHAREHOLDERS VOTE TO APPROVE THE MERGER). AS A RESULT OF THESE TRANSACTIONS, MR. FORHAN WILL OWN OR CONTROL BY PROXY 20% OF THE OUTSTANDING COMMON STOCK. MR. MULDOWNEY WILL OWN APPROXIMATELY 5%.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS.

ON AUGUST 3, 1998, ALL MEMBERS OF THE BOARD OF DIRECTORS OF AIC, EXCEPT FOR MR. DIRAN KALOUSTIAN, RESIGNED, AS AGREED UPON IN THE MERGER AGREEMENT, AND THE BOARD WAS RECONSTITUTED TO CONSIST OF MR. KALOUSTIAN AND THE MEMBERS OF THE BOARD OF DIRECTORS OF IMP. ALL OFFICERS AND DIRECTORS SERVE FOR A TERM OF ONE YEAR.



NAME / TITLE / ADDRESS              AGE         START OF TERM ON        START OF TERM
                                                AIC BOARD               ON IMP BOARD

WILLIAM FORHAN                      53          AUGUST 3, 1998          JANUARY 4, 1994
PRESIDENT/CEO/Director
1800 S. OCEAN BLVD., Suite 510
POMPANO BEACH, FL 33062

JAMES MULDOWNEY                     55          AUGUST 3, 1998          JANUARY 15, 1998
SECRETARY/TREASURER/DI
RECTOR
16456 REDDINGTON DR.
REDDINGTON BEACH, FL
33708

DIRAN M. KALOUSTIAN                 63          SEPTEMBER 30, 1997      N/A
DIRECTOR
4605 S. OCEAN BLVD.
HIGHLAND, FL 33487

TIM SCHAD                           48          SEPTEMBER 15, 1998      SEPTEMBER 15, 1998
5151 W. RIVER DRIVE
COMSTOCK PARK, MI
49321

DEREK LEWIN                         59          AUGUST 3, 1998          MAY 15, 1998
DIRECTOR
1800 S. OCEAN BLVD., Suite 312
POMPANO BEACH, FL 33062

STEVEN YORK                         48          AUGUST 3, 1998          MAY 15, 1998
DIRECTOR
4141 W. WALTON BLVD.
WATERFORD, MI 48329

WILLIAM G. FORHAN

MR. FORHAN HAS BUILT BUSINESSES AND DEVELOPED MANAGEMENT TEAMS DURING HIS TWENTY YEARS IN THE SALES INCENTIVE INDUSTRY. HE HAS DEVELOPED AN IN-DEPTH UNDERSTANDING OF THE MARKETING STRUCTURE OF MANY DIFFERENT INDUSTRIES, WHICH HAS LED TO MARKETING PLANS DESIGNED TO INCREASE AND MOTIVATE SALES PARTICIPATION FOR CLIENTS IN DIVERSE FIELDS.

MR. FORHAN LEFT HIS POSITION AS DISTRICT SALES MANAGER FOR AVIS RENT-A-CAR, AND FOUNDED THREE COMPANIES IN THE MID 1970S; MOTIVATION TRAVEL, INC., MOTIVATION ADVERTISING, INC., AND MOTIVATION PLANNERS, INC., A SALES INCENTIVE COMPANY. MR. FORHAN WAS THE PRESIDENT OF MEETING PLANNERS FROM 1975 TO 1983. IN 1984, HE SOLD THE COMPANIES TO AMERICAN EXPRESS, AND WAS NAMED PRESIDENT OF AMERICAN EXPRESS GROUP & INCENTIVE SERVICES. HE RETIRED FROM THAT POSITION IN 1986. FROM 1989 TO 1993 HE SERVED AS PRESIDENT OF MOTIVATION TRAVEL. SINCE 1994 HE HAS SERVED AS THE CEO OF INTEGRATED MARKETING PROFESSIONALS, INC.

MR.  FORHAN GRADUATED FROM MICHIGAN STATE UNIVERSITY IN 1967 WITH
A BA IN BUSINESS.

JAMES M. MULDOWNEY

MR. MULDOWNEY IS A GENERAL MANAGER WITH P&L EXPERIENCE GAINED DURING HIS CAREER OF MORE THAN 25 YEARS IN THE INTERNATIONAL AND DOMESTIC TRAVEL INDUSTRY. HE POSSESSES HANDS-ON KNOWLEDGE OF OPERATIONS AND FINANCE, AND WAS INSTRUMENTAL IN THE ACQUISITIONS OF SEVERAL CORPORATE TRAVEL BUSINESSES, TOTALING $850,000,000 IN SALES WITH 1,500 EMPLOYEES.

MR. MULDOWNEY SPENT 23 YEARS WITH AMERICAN EXPRESS TRAVEL RELATED SERVICES, STARTING IN 1970 AS AN AUDITOR AND MOVING UP TO SENIOR VICE PRESIDENT IN CHARGE OF WHOLESALE TRAVEL AND AIRLINE
RELATIONS, WHERE HE MANAGED A STAFF OF 600 AND AN ANNUAL PASSENGER VOLUME IN EXCESS OF 500,000.

MOST RECENTLY, MR. MULDOWNEY WAS PRESIDENT OF CLUB AMERICA, INC. (1993-1994), A TRAVEL WHOLESALER, AND THE OWNER AND PRESIDENT OF THE RESER CORPORATION, A FULL SERVICE RESERVATIONS AND TELEMARKETING COMPANY (1994-1996). SINCE 1996, MR. MULDOWNEY HAS SERVED AS VICE PRESIDENT OF IMP AND PRESIDENT OF CASINO AIRLINK. MR. MULDOWNEY GRADUATED FROM SETON HALL UNIVERSITY IN 1967 WITH A BS IN ECONOMICS AND ACCOUNTING.

DIRAN M. KALOUSTIAN

EDUCATION:  GRADUATE OF DUKE UNIVERSITY AND NEW  YORK  UNIVERSITY
GRADUATE SCHOOL OF BUSINESS AND NEW YORK UNIVERSITY LAW SCHOOL.

EMPLOYMENT: MR. KALOUSTIAN WAS FORMERLY THE PRESIDENT AND DIRECTOR OF DEPOSITORY TRUST COMPANY IN NEW YORK, ONE OF THE WORLD'S LARGEST FINANCIAL INSTITUTIONS. MR. KALOUSTIAN ASSUMED FULL EXECUTIVE AND FINANCIAL CONTROL OF DEPOSITORY TRUST COMPANY IN 1970 WHEN IT HAD REPORTED LOSSES AND DEPOSITED ASSETS OF $25 BILLION AND EXPANDED IT INTO A PROFITABLE COMPANY WITH DEPOSITED ASSETS EXCEEDING $10 TRILLION.

TIMOTHY SCHAD

MR. SCHAD IS CURRENTLY CHAIRMAN OF THE NUCRAFT FURNITURE COMPANY IN COMSTOCK PARK, MICHIGAN. HE HAS BEEN WITH NUCRAFT, A MANUFACTURER OR WOOD OFFICE FURNITURE, SINCE 1980, SERVING AS ITS PRESIDENT FROM 1985 TO 1997, AND ITS VICE-PRESIDENT PRIOR TO 1985. PRIOR TO HIS WORK WITH NUCRAFT, MR. SCHAD WORKED AT GENERAL MOTORS FROM 1973 TO 1980. FROM 1973 TO 1975, HE WAS ON THE ENVIRONMENTAL ACTIVITIES STAFF AT GM, AND FROM 1977 TO 1980 HE WORKED AT THE TREASURER'S OFFICE IN NEW YORK. FROM 1975 TO 1977, MR. SCHAD ATTENDED HARVARD BUSINESS SCHOOL ON A GM FELLOWSHIP. AT HARVARD, MR. SCHAD RECEIVED AN MBA IN FINANCE AND MARKETING, WITH HONORS, AND WAS ELECTED CLASS PRESIDENT.

DEREK LEWIN

MR. LEWIN IS A FOUNDING MEMBER OF THE FLORIDA VENTURE CAPITAL GROUP, AND A MEMBER OF THE ASSOCIATION OF MANAGEMENT ACCOUNTANTS. HE SPENT HIS EARLY CAREER AS OWNER AND DEVELOPER OF RETAIL AND MANUFACTURING GROUPS IN THE UNITED KINGDOM, WITH AN EMPHASIS IN DESIGN AND FINANCE. HE LATER GAINED EXPERIENCE IN SHIPPING FINANCING, AND MORTGAGE AND INVESTMENT BANKING.

STEVEN YORK

MR. YORK IS THE FOUNDER AND CHIEF EXECUTIVE OFFICER OF CONTRACT PROFESSIONALS, INC., AN ENGINEERING SERVICES COMPANY. HIS TIME IS DEVOTED FULLY TO THE BUSINESS OF THAT COMPANY AND ITS AFFILIATES. HE WAS FORMERLY VICE PRESIDENT OF OPERATIONS FOR AERO-DETROIT, INC., A SUBSIDIARY OF TAD TECHNICAL SERVICES, INC., AND A REGIONAL MANAGER FOR BUTLER SERVICE GROUP.

MR. YORK HAS BEEN A MEMBER OF THE BOARD OF DIRECTORS OF THE NATIONAL TECHNICAL SERVICES ASSOCIATION SINCE 1987, DURING WHICH TIME HE HAS SERVED AS SECRETARY AND TREASURER, AND HAS CHAIRED SEVERAL COMMITTEES. HE IS ALSO A MEMBER OF THE YOUNG PRESIDENTS ORGANIZATION AND THE STANFORD UNIVERSITY HUMAN RESOURCES EXECUTIVE ROUND TABLE.

MR. YORK MAJORED IN ENGINEERING AT MICHIGAN STATE UNIVERSITY, AND
SERVED EIGHT AND ONE-HALF YEARS WITH THE UNITED STATES AIR FORCE.

ITEM 6.   EXECUTIVE COMPENSATION.

IMP ENTERED INTO EMPLOYMENT AGREEMENTS WITH ITS KEY EMPLOYEES - MR. WILLIAM FORHAN AND MR. JAMES MULDOWNEY. ADDITIONALLY, AS PART OF THE AGREEMENT TO PURCHASE CASINO AIRLINK, IMP ENTERED INTO A 5-YEAR CONSULTING AGREEMENT WITH MR. STEVEN SCHOEN, THE PREVIOUS PRINCIPAL SHAREHOLDER OF CASINO AIRLINK. IN LATE 1996, IMP CREATED A STOCK OPTION PLAN FOR EMPLOYEES AND DIRECTORS OF IMP. DURING THE YEAR 1997, MR. FORHAN AND MR. MULDOWNEY WERE GRANTED INCENTIVE STOCK OPTIONS. THE DESCRIPTION OF THE EMPLOYMENT AGREEMENTS, THE STOCK OPTION PLAN, AND THE INCENTIVE STOCK OPTIONS ARE PRESENTED IN THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS PRESENTED IN RESPONSE TO ITEM 15 BELOW. THE DOCUMENTS ARE ATTACHED AS EXHIBITS TO THIS FORM 10.

                   SUMMARY COMPENSATION TABLE



NAME AND POSITION       YEAR        SALARY ($)  BONUS ($)(1)

WILLIAM FORHAN, CEO     1998        $149,000    $17,750
                        1997        $149,000
                        1996        $149,000

JIM MULDOWNEY           1998        $150,000    $8,875
 PRESIDENT              1997        $100,000
 CASINO AIRLINK         1996        $100,000

(1)  THE  BONUSES  LISTED  FOR 1998  ARE  BASED  UPON   THE  1997
FINANCIAL  RESULTS.  BONUSES HAVE NOT YET  BEEN  PAID  FOR  1998,
ALTHOUGH THE FINANCIAL STATEMENTS SHOW A LIABILITY OF $53,000 FOR
OFFICERS' BONUSES AS OF SEPTEMBER 30, 1998. Also, there are no long-term compensation plans in place other than the option plans as shown below.

              OPTION /SAR GRANT IN LAST FISCAL YEAR

                                                                         Potential realizable value
                                                                         at assumed annual rates of
                                                                         stock price appreciation
                      Individual grants                                  for option term



NAME                 NUMBER OF      PERCENT OF  EXERCISE    EXPIRATION  5%          10%
                     SECURITIES     TOTAL       OR          DATE
                     UNDERLYING     OPTIONS /   BASE
                      OPTIONS /     SARS        PRICE
                        SARS        GRANTED TO  ($/SH)
                     GRANTED (#)    EMPLOYEES
                                    IN LAST
                                    FISCAL YEAR

WILLIAM FORHAN, CEO  2,000,000      83.33%      $0.30       1/18/2007   $377,337    $956,245

JIM MULDOWNEY,       400,000        16.66%      $0.20       12/29/2008  $56,827     $148,249
 PRESIDENT CASINO
  AIRLINK

NOTE: THE EXERCISE PRICE OF THE OPTIONS WILL BE ADJUSTED POST-MERGER. MR. FORHAN'S OPTIONS WILL HAVE AN EXERCISE PRICE OF $1.80, WHILE MR. MULDOWNEY'S OPTIONS WILL HAVE AN EXERCISE PRICE OF $1.20. AT THE POST-MERGER PRICE, THE PROPER FIGURES IN THE 5% COLUMN OF THE ABOVE TABLE WOULD BE $2,264,020 FOR MR. FORHAN AND $340,962 FOR MR. MULDOWNEY. THE PROPER FIGURES IN THE 10% COLUMN ARE $5,727,473 FOR MR. FORHAN AND $889,496 FOR MR. MULDOWNEY.

MEMBERS OF THE BOARD OF DIRECTORS, INCLUDING THOSE MEMBERS WHO ARE EMPLOYEES AND/OR OFFICERS, ARE GIVEN STOCK OPTIONS AND REIMBURSED FOR ALL TRAVEL EXPENSES INCURRED ON BEHALF OF THE COMPANY. THE OPTIONS GRANTED ENTITLE EACH DIRECTOR TO 150,000 SHARES OF STOCK, VEST IN 6 MONTHS, AND HAVE A TERM OF 10 YEARS. THE EXERCISE PRICE IS $0.32, WHICH SHALL BE ADJUSTED TO $1.92 POST-MERGER. NO OPTIONS WERE GRANTED TO DIRECTORS IN 1996 OR 1997.

MR.  FORHAN  AND  MR.  MULDOWNEY  BOTH  ENTERED  INTO  EMPLOYMENT
AGREEMENTS WITH IMP ON JANUARY 1, 1998 AS PRESIDENT/CEO AND EVP/PRESIDENT OF CASINO AIRLINK, RESPECTIVELY. THE CONTRACTS PROVIDE EACH WITH A BASE SALARY AS SHOWN ABOVE, PLUS AN INCENTIVE BONUS PLAN (5% OF PRE-TAX NET INCOME FOR MR. FORHAN, 2.5% FOR MR. MULDOWNEY) PAID QUARTERLY. EACH CONTRACT PROVIDES FOR LIFE INSURANCE COVERAGE, AND PERMITS THE INDIVIDUAL TO BE TERMINATED FOR CAUSE. IF THE INDIVIDUAL IS TERMINATED (WHICH INCLUDES CHANGING HIS JOB TITLE OR REMOVING HIM FROM THE BOARD OF DIRECTORS) OTHER THAN FOR CAUSE, THE COMPANY MUST PAY A PENALTY OF AS MUCH AS $2 MILLION FOR MR. FORHAN, $1.5 MILLION FOR MR. MULDOWNEY.

AS  PART  OF THE AGREEMENT TO PURCHASE CASINO AIRLINK, MR.  STEVE
SCHOEN  WAS GRANTED A FIVE-YEAR CONSULTING AGREEMENT AT  $125,000
PER  YEAR,  PLUS 5% OF THE PRE-TAX INCOME OF CASINO AIRLINK  (THE
SUBSIDIARY).

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

PURSUANT TO THE AGREEMENT AND PLAN OF MERGER WITH IMP, THE OUTSTANDING COMMON AND PREFERRED STOCK OF IMP SHALL BE EXCHANGED FOR SHARES OF THE COMPANY'S COMMON STOCK VALUED AT $11,994,018, AS OF THE VALUATION DATE PROVIDED FOR IN THE AGREEMENT. IN ADDITION, OPTIONS HELD BY WILLIAM FORHAN, JAMES MULDOWNEY, AND MEMBERS OF THE BOARD OF DIRECTORS OF IMP TO ACQUIRE SHARES OF IMP COMMON STOCK SHALL BE CONVERTED TO OPTIONS TO ACQUIRE SHARES OF THE COMPANY'S COMMON STOCK. ALSO WARRANTS GRANTED TO JOSEPH CHARLES & ASSOCIATES, INC. TO ACQUIRE SHARES OF IMP SHALL BE EXCHANGED FOR WARRANTS TO ACQUIRE THE COMPANY'S STOCK.

SECTIONS  2.14  AND  3.14 OF THE AGREEMENT  AND  PLAN  OF  MERGER
REQUIRE  MANAGEMENT  OF  AIC AND IMP  TO  DISCLOSE,  ON  ATTACHED
SCHEDULES  2.14 AND 3.14, ANY AND ALL CONFLICTS OF INTEREST  THEY
MAY HAVE. NO SUCH CONFLICTS WERE REPORTED.

THE AGREEMENT AND PLAN OF MERGER ALSO PROVIDE THAT AT CLOSING, EXISTING SHAREHOLDERS CHATEAU VEGAS, INC., DIRAN KALOUSTIAN, AND PROFESSIONAL ATHLETIC SERVICE, INC. (THE "GRANTING ENTITIES") SHALL CONVEY 1,500,000 SHARES OF RESTRICTED COMMON STOCK OF AIC TO WILLIAM FORHAN; 500,000 SHARES OF RESTRICTED COMMON STOCK SHALL BE CONVEYED TO JAMES MULDOWNEY. WILLIAM FORHAN WILL RECEIVE PROXIES TO VOTE 2,500,000 SHARES OF COMMON STOCK FROM THE GRANTING ENTITIES FOR A PERIOD NOT TO EXCEED THIRTY-SIX (36) MONTHS AFTER THE CONSUMMATION OF THE MERGER. THE GRANTING ENTITIES LISTED HERE DIFFER FROM THOSE NAMED IN THE AGREEMENT AND PLAN OF MERGER. THE GRANTING ENTITIES LISTED HERE ARE THE BENEFICIAL HOLDERS, OR ARE CONTROLLED BY THE SAME INDIVIDUAL OWNERS, OF THE SHARES LISTED IN THE AGREEMENT AND PLAN OF MERGER.

ITEM 8.   LEGAL PROCEEDINGS.

THERE  IS  NO  LITIGATION INVOLVING AIC OR IMP, OR ANY  OF  THEIR
SUBSIDIARIES, AS A PARTY.

ITEM 9.   MARKET  PRICE  OF  AND  DIVIDENDS ON  THE  REGISTRANT'S
          COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

REGISTRANT'S  COMMON  STOCK  IS TRADED  IN  THE  OVER-THE-COUNTER
MARKET  IN THE UNITED STATES UNDER THE SYMBOL AVIA. THE FOLLOWING
ARE  AVAILABLE  HIGH  AND LOW BIDS SINCE AIC STARTED  TRADING  ON
JANUARY 30, 1998.

          AVIATION INDUSTRIES                 HIGH     LOW

          JANUARY 30, 1998 TO MARCH 31, 1998 $8.62     $4.37

          APRIL 1, 1998 TO JUNE 30, 1998     $6.25     $1.37

MANAGEMENT IS NOT AWARE OF THE REASON FOR THE DECLINE IN MARKET PRICE THAT HAS OCCURRED DURING 1998. CURRENT MANAGEMENT WAS NOT INVOLVED IN AIC UNTIL THE MERGER AGREEMENT IN JUNE, 1998, AND DID NOT PARTICIPATE IN MANAGEMENT OF AIC UNTIL AUGUST, 1998. AIC MARKETED ITSELF OVER THE INTERNET, AND TRADING VOLUME FROM FEBRUARY 19, 1998 THROUGH MARCH 25, 1998 GREW TO 100,000 TRADES PER DAY. SINCE APRIL 27, AIC STOCK HAS AVERAGED 10,000 TRADES PER DAY. THE MERGER AGREEMENT INEXPLICABLY RESULTED IN A FURTHER DECREASE IN BOTH VOLUME AND VALUE. MANAGEMENT IS NOT AWARE OF ANY FACTORS THAT WOULD ACCOUNT FOR THIS REACTION.

IMP'S  COMMON STOCK IS TRADED ON THE OVER-THE-COUNTER  MARKET  IN
THE  UNITED STATES UNDER THE SYMBOL POKR. THE FOLLOWING  ARE  THE
AVAILABLE HIGH AND LOW BIDS SINCE JULY 1, 1996.

          INTEGRATED MANAGEMENT PROFESSIONALS, INC.         HIGH         LOW

          JULY 1, 1996 TO SEPTEMBER 30, 1996                $6.25       $1.06

          OCTOBER 1, 1996 TO DECEMBER 31, 1996              $1.25       $0.31

          JANUARY 1, 1997 TO MARCH 30, 1997                 $0.60       $0.22

          APRIL 1, 1997 TO JUNE 30, 1997                    $0.44       $0.24

          JULY 1, 1997 TO SEPTEMBER 30, 1997                $0.46       $0.15

          OCTOBER 1, 1997 TO DECEMBER 31, 1997              $0.43       $0.18

          JANUARY 1, 1998 TO MARCH 30, 1998                 $0.43       $0.17

          APRIL 1, 1998 TO JUNE 30, 1998                    $0.48       $0.20

NOTE:  OVER  THE  COUNTER MARKET QUOTATIONS REFLECT  INTER-DEALER
PRICES, WITHOUT RETAIL MARK-UP, MARK-DOWN, OR COMMISSION, AND MAY
NOT, THEREFORE, REPRESENT ACTUAL TRANSACTIONS.

AS  OF  JUNE 1, 1998, THERE WERE 9,375,000 SHARES OF AIC'S COMMON
STOCK OUTSTANDING, HELD BY 47 RECORD OWNERS.

AS OF JUNE 22, 1998, IMP HAD 15,645,590 SHARES OF COMMON STOCK OUTSTANDING HELD BY 616 SHAREHOLDERS, TOGETHER WITH 2,000,000 OF SERIES A, CONVERTIBLE PREFERRED STOCK HELD BY 11 SHAREHOLDERS, AND 1,700,000 SHARES OF SERIES B PREFERRED STOCK HELD BY 2 SHAREHOLDER.

THE  REGISTRANT HAS NEVER PAID A CASH DIVIDEND AND HAS NO PRESENT
INTENTION OF SO DOING.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

ON  APRIL 23, 1998, IMP COMPLETED AN OFFERING UNDER RULE  504  OF
REGULATION  D. A TOTAL OF 7,244,583 SHARES OF COMMON  STOCK  WERE
SOLD IN THIS OFFERING AT AN AVERAGE PRICE OF $0.138.

IN ADDITION, DURING SEPTEMBER, 1997, THE PREVIOUS MANAGEMENT TEAM
OF  AIC  (MR.  KALOUSTIAN AND MR. LOGAN) GAINED CONTROL  OF  THAT
COMPANY  BY PURCHASING 6,000,000 SHARES (66.67%) OF AIC'S  COMMON
STOCK FROM THEIR PREDECESSORS FOR THE PRICE OF $300,000.

ON DECEMBER 7, 1996, IMP ISSUED A TOTAL OF TWO-MILLION SHARES OF ITS SERIES A PREFERRED STOCK FOR A TOTAL OF $366,400. A TOTAL OF 125,324 WAS GIVEN TO FOUR FIRMS WHO SERVED AS ADVISORS TO IMP WITH RESPECT TO THIS CAPITAL RAISE. ONE-MILLION SHARES WERE PURCHASED BY MR. BAILEY, WITH THE REMAINING 874,676 SHARES PURCHASED BY A TOTAL OF 6 INVESTORS.

IN  MAY,  1996,  IMP  ISSUED 1,700,000 SHARES  OF  ITS  SERIES  B
PREFERRED STOCK TO MR. STEVE SCHOEN AND MR. L. PEMBERTON, AS PART
OF  THE  PURCHASE PRICE FOR CASINO AIRLINK. THAT STOCK WAS VALUED
AT $850,000 BY IMP'S BOARD OF DIRECTORS.

ITEM 11.  DESCRIPTION   OF   REGISTRANT'S   SECURITIES   TO    BE
          REGISTERED.

THE COMMON STOCK OF AIC HAS A PAR VALUE OF $0.001 PER SHARE. THE COMMON STOCK OF IMP HAS PAR VALUE OF $0.10 PER SHARE. ALL OF THE COMMON SHARES ARE NON-ASSESSABLE, WITHOUT NON-CUMULATIVE VOTING, BUT WITH PRE-EMPTIVE RIGHTS. MANAGEMENT ANTICIPATES THAT SHARES OF THE POST-MERGER COMPANY WILL RETAIN THE CHARACTERISTICS OF AIC COMMON STOCK.

IMP'S SERIES A PREFERRED STOCK IS GIVEN ONE VOTE FOR EACH COMMON SHARE EQUIVALENT AS OF THE RECORD DATE FOR SUCH VOTE. THE COMMON SHARE EQUIVALENT IS THE NUMBER OF COMMON SHARES ISSUED UPON CONVERSION OF THE SERIES A PREFERRED. HOLDERS ARE ENTITLED TO NONCUMULATIVE DIVIDENDS AS THE BOARD MAY FROM TIME-TO-TIME DECLARE. HOLDERS ALSO RECEIVE, IN THE EVENT IMP IS LIQUIDATED, A PAYMENT OF $0.63 PLUS ALL DECLARED BY UNPAID DIVIDENDS, LESS ALL DIVIDENDS PAID TO DATE, PRIOR TO HOLDERS OF COMMON SHARES RECEIVING ANY DISTRIBUTION. THE MERGER WITH AIC SHALL BE TREATED AS A LIQUIDATION, ENTITLING HOLDERS OF THE SERIES A PREFERRED STOCK TO RECEIVE THE LIQUIDATION PREFERENCE AS PART OF THE MERGER. HOLDERS ALSO HAVE THE RIGHT TO CONVERT INTO A NUMBER OF COMMON SHARES CALCULATED BY DIVIDING THE CONVERSION PRICE INTO THE CONVERSION VALUE. THE INITIAL CONVERSION PRICE IS $0.315 PER SHARE, WITH THE INITIAL CONVERSION VALUE BEING $0.630, YIELDING AN INITIAL CONVERSION RATE OF 2 COMMON SHARES FOR EACH SHARE OF SERIES A PREFERRED. THESE VALUES ARE ADJUSTED, FROM TIME-TO-TIME, TO PREVENT DILUTION OF THE CONVERSION. HOLDERS ALSO HAVE REGISTRATION RIGHTS, MEANING THEY CAN FORCE IMP TO REGISTER ANY OR ALL OF THE SERIES A PREFERRED STOCK OR THE COMMON STOCK UNDER THE SECURITIES ACT OF 1933.

THE SERIES B PREFERRED STOCK OF IMP DOES NOT GIVE THE HOLDER ANY VOTING RIGHTS. HOLDERS RECEIVE A DISTRIBUTION OF $1.25 PER SHARE UPON LIQUIDATION OF IMP, PRIOR TO COMMON SHAREHOLDERS RECEIVING ANY DISTRIBUTION. HOWEVER, THIS DISTRIBUTION WILL NOT OCCUR UNTIL SUCH TIME AS HOLDERS OF SERIES A PREFERRED STOCK HAVE RECEIVED THEIR ENTIRE LIQUIDATION PREFERENCE. EACH SHARE OF SERIES B PREFERRED STOCK IS CONVERTIBLE INTO ONE SHARE OF COMMON STOCK.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

THE BYLAWS OF AIC DO NOT PROVIDE FOR THE INDEMNIFICATION OF ANY DIRECTOR, OFFICER, EMPLOYEE OR AGENT OF THE ISSUER, OR ANY PERSON SERVING IN SUCH CAPACITY FOR ANY OTHER ENTITY OR ENTERPRISE AT THE REQUEST OF THE ISSUER AGAINST ANY AND ALL LEGAL EXPENSES (INCLUDING ATTORNEYS FEES), CLAIMS AND LIABILITIES ARISING OUT OF ANY ACTION, SUIT OR PROCEEDING, EXCEPT AN ACTION BY OR IN THE RIGHT OF THE ISSUER. THE BYLAWS OF IMP DO PROVIDE FOR SUCH INDEMNIFICATION, AND MANAGEMENT INTENDS THAT THE BYLAWS OF THE SURVIVING POST-MERGER ENTITY SHALL PROVIDE FOR INDEMNIFICATION OF OFFICERS AND DIRECTORS TO THE EXTENT PERMITTED BY NEVADA LAW.

NEVADA LAW PROVIDES LIBERAL INDEMNIFICATION OF OFFICERS AND DIRECTORS OF NEVADA CORPORATIONS. SECTION 78.7502 OF THE NEVADA REVISED STATUTES PERMITS A CORPORATION TO INDEMNIFY ANY OFFICER, DIRECTOR, EMPLOYEE, OR AGENT, WHO IS, WAS, OR IS THREATENED TO BE MADE A PARTY TO ANY ACTION, WHETHER CIVIL, CRIMINAL, ADMINISTRATIVE, OR INVESTIGATIVE, EXCEPT AN ACTION BY OR IN THE RIGHT OF THE CORPORATION, BY REASON OF THE FACT THAT HE IS OR WAS AN OFFICER, DIRECTOR, EMPLOYEE, OR AGENT, IF HE ACTED IN GOOD FAITH AND IN A MANNER WHICH HE REASONABLY BELIEVED TO BE IN OR NOT OPPOSED TO THE BEST INTERESTS OF THE CORPORATION, AND, IN THE CASE OF A CRIMINAL ACTION, HE HAD NO REASONABLE CAUSE TO BELIEVE THAT HIS CONDUCT WAS UNLAWFUL. IN THE CASE IN WHICH A DIRECTOR, OFFICER, EMPLOYEE, OR AGENT OF A CORPORATION HAS BEEN SUCCESSFUL ON THE MERITS OR OTHERWISE IN DEFENSE OF SUCH ACTION, THE CORPORATION MUST INDEMNIFY HIM FOR EXPENSES, INCLUDING ATTORNEYS' FEES, ACTUALLY AND REASONABLY INCURRED BY HIM.

INSOFAR  AS  INDEMNIFICATION FOR LIABILITIES  ARISING  UNDER  THE
FEDERAL SECURITIES LAWS MAY BE PERMITTED TO DIRECTORS AND CONTROLLING PERSONS OF THE ISSUER, THE ISSUER HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE LAW AND IS, THEREFOR, UNENFORCEABLE. IN THE EVENT A DEMAND FOR INDEMNIFICATION IS MADE, THE ISSUER WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION BY IT IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE LAW AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

THE  FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA REQUIRED BY  THIS
ITEM  13  FOLLOW THE INDEX OF FINANCIAL STATEMENTS  APPEARING  AT
ITEM 15 OF THIS FORM 10.

ITEM 14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

AIC RECENTLY CHANGED ITS AUDITORS. THIS IS NOT DUE TO A DISPUTE OR DISAGREEMENT WITH THE PREVIOUS AUDITOR. INSTEAD, THE CHANGE WAS MADE BECAUSE MR. FRIEDMAN, THE PREVIOUS AUDITOR, SPECIALIZES IN AUDITING "BLANK CHECK" COMPANIES. AS A RESULT OF THE ACQUISITION OF IMP, AIC IS NO LONGER A BLANK-CHECK COMPANY, AND, THEREFORE, RETAINED A NEW AUDITOR, KURT SALIGER, WHO WAS MORE WILLING TO UNDERTAKE SUCH AN AUDIT.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

PRO-FORMA FINANCIAL STATEMENTS - AIC

               UNAUDITED PRO-FORMA CONSOLIDATED BALANCE SHEET  AS
               OF SEPTEMBER 30, 1998.

               UNAUDITED  PRO-FORMA CONSOLIDATED INCOME STATEMENT
               FOR  THE  QUARTER AND NINE MONTHS ENDED  SEPTEMBER
               30, 1998.

 AVIATION INDUSTRIES CORP. / INTEGRATED MARKETING PROFESSIONALS,
                              INC.
        UNAUDITED, PRO-FORMA, CONSOLIDATED BALANCE SHEET



                                                SEPTEMBER 30, 1998

                 ASSETS
CURRENT ASSETS:
  CASH                                          $839,432.84
  ACCOUNTS RECEIVABLE - TRADE                   18,377.27
  OTHER RECEIVABLES                             52,004.36
  COMMISSIONS RECEIVABLE                        79,273.70
  ACCOUNTS RECEIVABLE - ARC                     20,561.58
  ACCOUNTS RECEIVABLE - NON ARC                 7,266.23
  PREPAID EXPENSES                              259,770.39
  DUE FROM AVIA                                 304,591.75
  DUE FROM ESC                                  41,356.68
   TOTAL CURRENT ASSETS                         $1,622,634.80

PROPERTY & EQUIPMENT
  FURNITURE AND FIXTURES                        239,487.15
  OFFICE EQUIPMENT                              609,234.20
  COMPUTER EQUIPMENT                            118,700.74
  MOTOR VEHICLES                                1,505,112.85
  LEASEHOLD IMPROVEMENTS                        5,300.00
  ACCUMULATED DEPRECIATION                      (735,513.70)
   TOTAL PROPERTY & EQUIPMENT                   $1,742,321.24

OTHER ASSETS;
  GOODWILL                                      2,873,365.15
  ORGANIZATION COSTS                            409.48
  SECURITY DEPOSITS                             19,450.00
  NON-COMPETE AGREEMENTS                        637,414.00
  CLIENT LISTS                                  825,000.00
   ACCUMULATED AMORTIZATION                     (975,509.19)
  BOND, COMMERCIAL BANK                         2,610,000.00
  INVESTMENT IN KIWI HOLDINGS                   2,500,000.00
  INVESTMENT IN CITA AMERICAS, INC.             2,200,000.00
  TRADEMARK                                     100,000.00
  DEPOSITS                                      17,461.81
   TOTAL ASSETS                                 $14,172,547.20

         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES;
  ACCOUNTS PAYABLE - TRADE                      $597,172.79
  CAPITALIZED LEASES - CURRENT                  2,068.89
  PAYROLL TAXES PAYABLE                         3,657.99
  UNEARNED REVENUE                              886,594.97
  DUE TO IMPI                                   304,591.75
  INTEREST PAYABLE                              5,450.00
  CURRENT PORTION OF NOTES PAYABLE              608,052.36
  OTHER LIABILITIES                             57,001.02
  OFFICER BONUS PAYABLE                         53,000.00
  FET PAYABLE - 1998                            39,713.84
  COMMISSIONS PAYABLE                           30,000.00
  REFUNDS PAYABLE                               55,000.00
  DUE TO SHAREHOLDER                            54,982.15
   TOTAL CURRENT LIABILITIES                    $2,697,285.76

LONG TERM DEBT
  NOTES PAYABLE                                 1,642,425.62
  CAPITALIZED LEASES - LONG TERM                1,978.21
   TOTAL LONG TERM LIABILITIES                  1,644,403.83

STOCKHOLDERS' EQUITY;
  COMMON STOCK                                  1,574,184.00
  PREFERRED STOCK A                             100,000.00
  PREFERRED STOCK B                             170,000.00
  PAID IN CAPITAL                               8,135,200.64
  RETAINED EARNINGS                             -1,116,996.37
  CURRENT YEAR NET INCOME/LOSS                  968,469.43
   TOTAL STOCKHOLDERS' EQUITY                   $9,830,857.70

TOTAL LIABILITIES AND STOCKHOLDERS'             $14,172,547.20
 EQUITY

 AVIATION INDUSTRIES CORP. / INTEGRATED MARKETING PROFESSIONALS,
                              INC.
        UNAUDITED, PRO-FORMA, CONSOLIDATED BALANCE SHEET



                                    THREE MONTHS            NINE MONTHS
                                    ENDED SEPTEMBER         ENDED SEPTEMBER
                                    30, 1998                30, 1998
INCOME:
 REVENUE                            $4,731,937              $14,185,730
 COST OF SALES                      3,200,844               9,022,059
 GROSS PROFIT                       1,531,093               5,163,671
 OPERATING EXPENSES
  PAYROLL                           789,418                 2,167,619
  COMMISSION                        35,629                  107,706
  BENEFITS                          29,076                  81,492
  OTHER OPERATING EXPENSES          688,352                 1,795,828
EARNINGS BEFORE INTEREST, TAXES,    (11,382)                1,011,025
 AND DEPRECIATION
DEPRECIATION                        142,286                 367,069
GAIN ON SALE OF ASSETS              (24,339)                (24,339)
GAIN - SOUTHWEST ENVIRONMENTAL      (325,000)               (325,000)
INTEREST INCOME                     (2,860)                 (6,220)
INTEREST EXPENSE                    8,102                   31,050
NET INCOME                          190,429                 968,465



FINANCIAL STATEMENTS - AIC

               REPORT  OF  INDEPENDENT AUDITOR BARRY L. FRIEDMAN,
               CPA, DATED SEPTEMBER 24, 1996.

               REPORTS  OF INDEPENDENT AUDITOR, KURT D.  SALIGER,
               CPA DATED AUGUST 12, 1998.

               BALANCE SHEETS AS OF DECEMBER 31, 1997 AND FOR THE
               PERIOD ENDED MARCH 31, 1998.

               STATEMENT   OF  OPERATION  FOR  THE  YEARS   ENDED
               DECEMBER  31, 1997 AND FOR THE PERIOD ENDED  MARCH
               31, 1998.

               STATEMENT  OF STOCKHOLDERS' EQUITY FOR  THE  YEARS
               ENDED  DECEMBER 31, 1997 AND FOR THE PERIOD  ENDED
               MARCH 31, 1998.

               STATEMENT  OF  CASH  FLOWS  FOR  THE  YEARS  ENDED
               DECEMBER  31, 1997 AND FOR THE PERIOD ENDED  MARCH
               31, 1998.

               NOTES  TO FINANCIAL STATEMENTS FOR AIC DATED MARCH
               31, 1998.

FINANCIAL STATEMENTS - IMP

               REPORT  OF  INDEPENDENT AUDITOR HARVEY  JUDKOWITZ,
               CPA, DATED FEBRUARY 23, 1998.

               BALANCE  SHEETS FOR THE YEARS ENDED  DECEMBER  31,
               1995, DECEMBER 31, 1996 AND DECEMBER 31, 1997.

               STATEMENT   OF  OPERATION  FOR  THE  YEARS   ENDED
               DECEMBER  31, 1995, DECEMBER 31, 1996 AND DECEMBER
               31, 1997.

               STATEMENT  OF STOCKHOLDERS' EQUITY FOR  THE  YEARS
               ENDED  DECEMBER 31, 1995, DECEMBER  31,  1996  AND
               DECEMBER 31, 1997.

               STATEMENT  OF  CASH  FLOWS  FOR  THE  YEARS  ENDED
               DECEMBER  31, 1995, DECEMBER 31, 1996 AND DECEMBER
               31, 1997.

               NOTES  TO FINANCIAL STATEMENTS DATED DECEMBER  31,
               1997.

        AVIATION INDUSTRIES INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS                                  JULY 1, 1997
NEVADA COMMERCIAL MANAGEMENT, INC.
LAS VEGAS, NV

I HAVE AUDITED THE BALANCE SHEETS OF NEVADA COMMERCIAL MANAGEMENT, INC. (A DEVELOPMENT STAGE COMPANY), AS OF JUNE 30, 1997, DECEMBER 31, 1996 AND DECEMBER 31, 1995, AND THE RELATED STATEMENTS OF OPERATIONS, STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE PERIOD JANUARY 1, 1997, TO JUNE 30, 1997, AND FOR THE TWO YEARS ENDED DECEMBER 31, 1996, AND DECEMBER 31, 1995. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. MY RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON MY AUDIT.

I CONDUCTED MY AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT I PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. I BELIEVE THAT MY AUDIT PROVIDES A REASONABLE BASIS FOR MY OPINION.

IN MY OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF NEVADA COMMERCIAL MANAGEMENT, INC., AT JUNE 30, 1997, DECEMBER 31, 1996 AND DECEMBER 31, 1995, AND THE RESULTS OF ITS OPERATIONS AND CASH FLOWS FOR THE PERIOD JANUARY 1, 1997, TO JUNE 30, 1997 AND FOR THE TWO YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995, IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

     /S/ BARRY L. FRIEDMAN, C.P.A.
     BARRY L. FRIEDMAN, C.P.A.
     LAS VEGAS, NV

        AVIATION INDUSTRIES INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS                               AUGUST 12, 1998
AVIATION INDUSTRIES CORP.
CLIFTON, NJ

I HAVE AUDITED THE ACCOMPANYING BALANCE SHEET OF AVIATION INDUSTRIES CORP. (A DEVELOPMENT STAGE COMPANY), AS OF MARCH 31, 1998, AND THE RELATED STATEMENTS OF OPERATIONS, STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 1998. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. MY RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON MY AUDIT.

I CONDUCTED MY AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT I PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. I BELIEVE THAT MY AUDIT PROVIDES A REASONABLE BASIS FOR MY OPINION.

IN MY OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF AVIATION INDUSTRIES CORP. AT MARCH 31, 1998 AND THE RESULTS OF THEIR OPERATIONS AND THEIR CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 1998 IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

     /S/ KURT D. SALIGER C.P.A.
     KURT D. SALIGER, C.P.A.
     LAS VEGAS, NV

                  INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS                               AUGUST 12, 1998
AVIATION INDUSTRIES CORP.
CLIFTON, NJ

I  HAVE  AUDITED  THE  ACCOMPANYING  BALANCE  SHEET  OF  AVIATION
INDUSTRIES CORP. (A DEVELOPMENT STAGE COMPANY), AS OF DECEMBER 31, 1997, AND THE RELATED STATEMENTS OF OPERATIONS, STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 1997. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. MY RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON MY AUDIT.

I CONDUCTED MY AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT I PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. I BELIEVE THAT MY AUDIT PROVIDES A REASONABLE BASIS FOR MY OPINION.

IN MY OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF AVIATION INDUSTRIES CORP. AT DECEMBER 31, 1997 AND THE RESULTS OF THEIR OPERATIONS AND THEIR CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 1997IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

     /S/ KURT D. SALIGER C.P.A.
     KURT D. SALIGER, C.P.A.
     LAS VEGAS, NV

                    AVIATION INDUSTRIES CORP.
                  (A DEVELOPMENT STAGE COMPANY)
                          BALANCE SHEET



                                                MARCH 31,   DECEMBER    DECEMBER
                                                1998        31, 1997    31, 1996
                ASSETS
CURRENT ASSETS:
  CASH                                          $1,004,231  $1,004,231  $0
TOTAL CURRENT ASSETS                            $1,004,231  $1,004,231  $0

OTHER ASSETS;
 BOND, COMMERCIAL BANK (NOTE 6)                 $2,500,000  $2,500,000  $0
 INVESTMENT IN KIWI HOLDINGS (NOTE 3)           $2,500,000  $2,500,000  $0
 INVESTMENT IN CITA AMERICAS, INC. (NOTE 4)     $1,875,00
TOTAL ASSETS                                    $7,879,231  $6,004,231  $0

          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES;
 ACCOUNTS PAYABLE                               $25,327     $12,281     $0
TOTAL CURRENT LIABILITIES                       $25,327     $12,281     $0
LONG TERM DEBT (NOTE 7)                         $1,000,000              $0

STOCKHOLDERS' EQUITY;
 COMMON STOCK, $0.001 PAR VALUE,
  AUTHORIZED 50,000,000 SHARES
   ISSUED AND OUTSTANDING:
     DECEMBER 31, 1996 - 2,000,000 SHARES                               $2,000
     DECEMBER 31, 1997 - 9,000,000 SHARES                   $9,000
     MARCH 31, 1998 - 9,375,000 SHARES          $9,375
ADDITIONAL PAID-IN CAPITAL                      $6,878,125  $5,003,500  $10,500

DEFICIT ACCUMULATED DURING DEVELOPMENT          ($33,596)   ($20,550)   ($12,500)
  STAGE
TOTAL STOCKHOLDERS' EQUITY                      $6,853,904  $4,991,950  $0

TOTAL LIABILITIES AND STOCKHOLDERS'             $7,879,231  $6,004,231  $0
   EQUITY

                    AVIATION INDUSTRIES CORP.
                  (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF OPERATION



                                     THREE       YEAR ENDED  YEAR ENDED
                                     MONTHS      DEC. 31,    DEC. 31,
                                     ENDED       1997        1996
                                     MARCH. 31,
                                     1998
INCOME:
REVENUE                              $0          $0          $0
EXPENSES
 GENERAL & ADMINISTRATIVE EXPENSES   $13,046     $8,050      $0
NET PROFIT/(LOSS)                    ($13,046)   ($8,050)    $0
NET PROFIT/LOSS                      ($0.00)     ($0.00)     $0
  PER WEIGHTED SHARE (NOTE 1)
WEIGHTED AVERAGE NUMBER OF COMMON    9,375,000   9,000,000   2,000,000
   SHARES OUTSTANDING

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS & AUDIT REPORT

                    AVIATION INDUSTRIES CORP.
                  (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF STOCKHOLDERS' EQUITY



                         COMMON       STOCK      ADDITIONAL (DEFICIT)
                         SHARES       AMOUNT     PAID-IN    ACCUMULATED
                                                 CAPITAL    DURING
                                                            DEVELOPMENT
                                                            STAGE
BALANCE JANUARY 1, 1997  9,000,000    $9,000     $5,003,500 ($12,500)
NET LOSS YEAR ENDED                                         ($8,050)
12/31/97
BALANCE JANUARY 1, 1998  9,000,000    $9,000,000 $5,003,500 ($20,550)

FEBRUARY 24, 1998        375,000      $375       $1,874,625 -$204
  ISSUED FOR CITA
   AMERICAS, INC. STOCK
    (NOTE 4)
NET LOSS                                                    ($13,046)
  JANUARY 1, 1998 TO
   MARCH 31, 1998
BALANCE, MARCH 31, 1998  9,375,000    $9,375     $6,878,125 ($33,596)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS & AUDIT REPORT.

[NOTE: THE FOLLOWING NOTE DOES NOT APPEAR IN THE AUDIT

THE 1997 NEEDS TO BE RESTATED FOR PURPOSES OF THE NUMBER OF COMMON SHARES OUTSTANDING. THE PROPER NUMBER OF SHARES OUTSTANDING ON JANUARY 1, 1997 WAS 2,000,000. DURING 1997, A TOTAL OF 7,000,000 SHARES WERE ISSUED, BRINGING THE TOTAL TO 9,000,000. ]

                    AVIATION INDUSTRIES CORP.
                  (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF CASH FLOWS



                                 THREE MONTHS  YEAR       YEAR ENDED
                                 ENDED         ENDED      DEC. 31, 1996
                                 MARCH 31,     DEC. 31,
                                 1998          1997
CASH FLOWS FROM OPERATING
ACTIVITIES:
  NET LOSS                       ($13,046)     ($8,050)   $0
  INCREASE IN ACCOUNTS PAYABLE   $13,046       $8,050     $0
CASH FLOWS FROM INVESTING
 ACTIVITIES
NET INCREASE IN CASH             $0            $0         $0
CASH, BEGINNING OF PERIOD        $1,004,231    $1,004,231 $0
CASH, END OF PERIOD              $1,004,231    $1,004,231 $0                                               1

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS & AUDIT REPORT

                    AVIATION INDUSTRIES CORP.
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 1998

     NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

THE COMPANY WAS ORGANIZED JANUARY 26, 1988, UNDER THE LAWS OF THE
STATE  OF DELAWARE. THE COMPANY CURRENTLY HAS NO OPERATIONS  AND,
IN  ACCORDANCE  WITH SFAS #7, IS CONSIDERED A  DEVELOPMENT  STAGE
COMPANY.

ON JANUARY 2, 1994, AT A MEETING OF THE BOARD OF DIRECTORS, THE BOARD APPROVED AMENDING ITS ARTICLES OF INCORPORATION. THESE AMENDMENTS WERE APPROVED BY A MAJORITY VOTE OF THE STOCKHOLDERS. THE COMPANY AUTHORIZED CHANGING ITS COMMON STOCK AUTHORIZED, 2,500 SHARES, $0.001 PAR VALUE, TO 50,000,000 SHARES, COMMON STOCK PAR VALUE $0.001.

     NOTE 2- ACCOUNTING POLICIES AND PROCEDURES

THE  COMPANY  HAS  NOT  DETERMINED ITS  ACCOUNTING  POLICIES  AND
PROCEDURES, EXCEPT AS FOLLOWS:

A.) THE COMPANY USES THE ACCRUAL METHOD OF ACCOUNTING.

B.)  EARNINGS  OR LOSS PER SHARE IS COMPUTED USING  THE  WEIGHTED
AVERAGE NUMBER OF SHARES OF COMMON SHARES OUTSTANDING AS  OF  THE
BALANCE SHEET DATE.

     NOTE 3- INVESTMENT IN KIWI HOLDINGS

THE INVESTMENT IN KIWI HOLDINGS REPRESENTS A MINORITY INTEREST POSITION IN KIWI INTERNATIONAL HOLDINGS. ON OCTOBER 15, 1997 THE COMPANY ACQUIRED A CONVERTIBLE DEBT POSITION OF $1,750,000 FROM COMMERCIAL BANK HELP IN KIWI INTERNATIONAL HOLDINGS. THIS POSITION REPRESENTS A 10% TO 15% INTEREST IN KIWI INTERNATIONAL HOLDINGS DEPENDING UPON THE DILUTION OF THE COMPANY THROUGH ITS ISSUED AND OUTSTANDING STOCK. KIWI INTERNATIONAL HOLDINGS LEASES EIGHT 727 COMMERCIAL AIRCRAFT WHICH OPERATE IN SEVEN MAJOR AIRLINE MARKETS. MARKETS SERVED INCLUDE NEW YORK CITY, ATLANTA, CHICAGO, BOSTON, ORLANDO, WEST PALM BEACH IN THE UNITED STATES,
AND  SAN  JUAN,  PUERTO RICO. MONTHLY PASSENGERS  SERVED  AVERAGE
100,000 PER MONTH.

                    AVIATION INDUSTRIES CORP.
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 1998

     NOTE 4 - INVESTMENT IN CITA AMERICAS, INC.

THE INVESTMENT IN CITA AMERICAS, INC. REPRESENTS A 100% INTEREST IN A DRUG REHABILITATION COMPANY. ON FEBRUARY 24, 1998 THE COMPANY ISSUED 375,000 SHARES OF COMMON STOCK VALUED AT $5 PER SHARE PLUS AN ASSUMPTION OF $80,000 IN EXISTING ACCOUNTS PAYABLE TO ACQUIRE CITA AMERICAS, INC. THE 375,000 SHARES OF COMMON STOCK ISSUED WAS SECTION 144 RESTRICTED COMMON STOCK.

     NOTE 5 - WARRANTS AND OPTIONS

THERE  ARE NO WARRANTS OR OPTIONS TO ISSUE ANY ADDITIONAL  SHARES
OF COMMON STOCK OF THE COMPANY.

     NOTE 6- BOND

WITH COMMERCIAL BANK HELP, THE BOND IS REPAYABLE ON SEPTEMBER 29,
2002, AND BEARS INTEREST AT THE RATE OF 3% PER ANNUM.

     NOTE 7 - LONG TERM DEBT

THE DEBT WAS REPAID ON APRIL 7, 1998 WHICH WAS PRIOR TO MATURITY.

            INTEGRATED MARKETING PROFESSIONALS, INC.
                  INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS                             FEBRUARY 23, 1998
CASINO AIRLINK, INC.

I HAVE AUDITED THE ACCOMPANYING CONSOLIDATED BALANCE SHEET OF CASINO AIRLINK, INC. AND SUBSIDIARIES AS OF DECEMBER 31, 1997 AND THE RELATED CONSOLIDATED STATEMENTS OF OPERATIONS, CHANGES IN STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE YEAR THEN ENDED. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. MY RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON MY AUDIT.

I CONDUCTED MY AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT I PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES, EXAMINING ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. I BELIEVE THAT MY AUDIT PROVIDES A REASONABLE BASIS FOR MY OPINION.

IN MY OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF CASINO AIRLINK, INC. AND SUBSIDIARIES AS OF DECEMBER 31, 1997 AND THE RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR THE YEARS THEN ENDED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

     HARVEY JUDKOWITZ, CPA
     CERTIFIED PUBLIC ACCOUNTANT
     MIAMI, FL

     INTEGRATED MARKETING PROFESSIONALS, INC.

                  INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS                             FEBRUARY 23, 1997
CASINO AIRLINK, INC.

I HAVE AUDITED THE ACCOMPANYING CONSOLIDATED BALANCE SHEET OF CASINO AIRLINK, INC. AND SUBSIDIARIES AS OF DECEMBER 31, 1996 AND 1995 AND THE RELATED CONSOLIDATED STATEMENTS OF OPERATIONS, CHANGES IN STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE TWO YEARS THEN ENDED. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. MY RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON MY AUDIT.

I CONDUCTED MY AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT I PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES, EXAMINING ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. I BELIEVE THAT MY AUDIT PROVIDES A REASONABLE BASIS FOR MY OPINION.

IN MY OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF CASINO AIRLINK, INC. AND SUBSIDIARIES AS OF DECEMBER 31, 1996 AND THE RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR THE TWO YEARS THEN ENDED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

THE ACCOMPANYING FINANCIAL STATEMENTS HAVE BEEN PREPARED ASSUMING THAT THE COMPANY WILL CONTINUE AS A GOING CONCERN. AS DISCUSSED IN NOTE 11 TO THE FINANCIAL STATEMENT, THE COMPANY'S OPERATING LOSSES RAISE SUBSTANTIAL DOUBT ABOUT ITS ABILITY TO CONTINUE AS A GOING CONCERN. THE FINANCIAL STATEMENTS DO NOT INCLUDE ANY ADJUSTMENTS THAT MIGHT RESULT FROM THE OUTCOME OF THIS UNCERTAINTY.

     HARVEY JUDKOWITZ, CPA
     CERTIFIED PUBLIC ACCOUNTANT
     MIAMI, FL

            INTEGRATED MARKETING PROFESSIONALS, INC.
                   CONSOLIDATED BALANCE SHEET
      FOR THE SEVEN MONTHS ENDED JULY 31, 1998 (UNAUDITED)
 AND THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995 (AUDITED)



                          JULY 31,    DECEMBER    DECEMBER    DECEMBER
                          1998        31, 1997    31, 1996    31, 1995
         ASSETS
CURRENT ASSETS
 CASH                     $1,114,474  $268,830    $101,522    $127,757
 ACCOUNTS RECEIVABLE      177432      7,669       100,841     121,000
 PREPAID EXPENSES         343928      101,148     245,251     160,807
 OTHER RECEIVABLES                                            414,619
  TOTAL CURRENT ASSETS    1,635,834   $377,647    $447,614    $824,183

FIXED ASSETS, AT COST
 AUTOMOBILE                           $10,292     $10,292
 FURNITURE AND FIXTURES   $53,610     53,610      53,610      58,272
 OFFICE EQUIPMENT         368,463     568,080     564,097     165,088
 COMPUTER SOFTWARE                    26,259      23,958
 LEASEHOLD IMPROVEMENTS   5,300       5,300       5,300       2,500
 ACCUMULATED DEPRECIATION (294,430)   (317,978)   (180,244)   (51,380)
  TOTAL FIXED ASSETS      132,943     $345,803    $477,013    $174,480

OTHER ASSETS
 GOODWILL                 $1,856,100  $1,856,100  $1,856,100
 NON COMPETE AGREEMENT    500,000     500,000     500,000
 CUSTOMER LISTS           700,000     775,000     775,000
 TRADEMARK                100,000     100,000     100,000
 ACCUMULATED DEPRECIATION (606,814)   (450,941)   (163,373)
 ORGANIZATION EXPENSE                 436         872
 SURETY BOND              110,000     110,000     110,000     10,000
 SECURITY DEPOSIT         6,342       8,936       8,935       6,342
  TOTAL ASSETS            $4,434,404  $3,622,981  $4,112,161  $1,015,005

   LIABILITIES AND EQUITY
CURRENT LIABILITIES
 10% NOTES PAYABLE ON     $512,800    $915,912    $884,000
   PURCHASE - CURRENT
 ACCOUNTS PAYABLE         430,190     382,908     631,640     $290,567
 AIRCRAFT EXPENSE ADVANCE             45,644                  394,336
 UNEARNED REVENUE         1,064,635   949,826     746,085
 FEDERAL EXCISE TAX       30,168      81,505      397,718     375,000
   PAYABLE
 AMT. DUE UNDER CAP.      2,069       2,069       21,752      28,778
   LEASES -- Current
 INTEREST PAYABLE                                 5,000       2,000
 NOTES PAYABLE TO FORMER                          257,404
   OWNER OF DAV-JEN
 NOTES PAYABLE TO FORMER                          41,584
   OWNER OF RESER
 LEGAL SETTLEMENT PAYABLE                         30,000
 OFFICERS BONUS PAYABLE   54,000      72,240
 DUE TO SHAREHOLDER       413         68,569
  TOTAL CURRENT           2,094,275   2,518,572   3,015,183   $1,090,681
    LIABILITIES

LONG TERM DEBT
 10% NOTES PAYABLE        $329,371    $524,404    $1,676,846
 CAPITALIZED LEASES       1,978       1,978       4,047       23,712
  TOTAL LONG TERM DEBT                526,382     1,680,893   23,712

STOCKHOLDERS' EQUITY
CLASS A COMMON STOCK      1,564,559   $610,934    $529,886    300,000
 $0.10 PAR VALUE,
  25,000,000 SHARES
   AUTHORIZED,
  6,109340 ISSUED AND
   OUTSTANDING IN 1997,
  5,298,857 IN 1996
   SERIES A CONVERTIBLE   100,000     200,000     200,000
  PREFERRED STOCK, $0.10
   PAR VALUE, 5,000,000
    SHARES AUTHORIZED,
   2,000,000 ISSUED AND
    OUTSTANDING
  SERIES B PREFERRED,     170,000     170,000     170,000
   $0.10 PAR VALUE,
   1,700,000 SHARES
   AUTHORIZED, ISSUED,
   AND OUTSTANDING
  ADDITIONAL PAID IN
   CAPITAL                1,110,173   1,176,653   1,141,800   86,349
  EQUITY INVESTMENT       (252,720)
   RESER INC.
 DEFICIT                  (1,490,616) (1,579,560) (2,525,601) (485,737)
 PROFIT FOR PERIOD        807,384

    TOTAL STOCKHOLDERS'   $2,008,781  $578,027    ($583,915)  (99,388)
      EQUITY
TOTAL LIABILITIES AND     $4,434,404  $3,622,981  $4,112,161  $1,015,005
    EQUITY

            INTEGRATED MARKETING PROFESSIONALS, INC.
              CONSOLIDATED STATEMENT OF OPERATIONS
      FOR THE SEVEN MONTHS ENDED JULY 31, 1998 (UNAUDITED)
 AND THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995 (AUDITED)



                          JULY 31,    DECEMBER    DECEMBER    DECEMBER
                          1998        31, 1997    31, 1996    31, 1995

REVENUES EARNED           $9,801,927  $18,378,929 $18,942,574 $20,009,040
 COST OF REVENUES EARNED  6,758,926   13,876,269  15,746,734  16,736,046
  GROSS PROFIT            3,043,001   4,502,660   3,195,840   3,272,994
OPERATING EXPENSES        2,239,730   4,027,435   3,332,227   3,530,578
EARNINGS (LOSS) FROM      $803,271    $475,225    ($136,387)  (257,584)
  OPERATIONS
OTHER INCOME (EXPENSES)
GAIN ON SALE OF ASSETS                                         47,396
INTEREST INCOME                       $4,355      $1,822
INTEREST EXPENSE           (4,113)    (125,385)   (15,228)    (14,727)
OFFICER'S BONUS                                   (131,802)   (249,507)
COMPENSATION
INCOME BEFORE                         $354,195    $0          (216,838)
 EXTRAORDINARY ITEM AND
  CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE
GAIN ON MODIFICATION OF               $316,846
 TERMS OF CARRYING VALUE
  OF DEBT (NOTE 9)
CUMULATIVE EFFECT OF                  375,000
 ACCOUNTING CHANGE
  (NOTE 8)
LOSS FROM CONTINUING                  $0          ($281,595)  (474,422)
 OPERATIONS
LOSS FROM DISCONTINUED                            ($1,288,059)
 OPERATIONS
NET INCOME (LOSS)          $807,384   $1,046,041  ($1,569,654)($474,422)


PER COMMON SHARE BASIC
 INCOME BEFORE                        $0.064
  EXTRAORDINARY ITEM
 INCOME FROM EXTRAORDINARY            $0.057
  GAIN
 INCOME FROM CUMULATIVE               $0.067
  EFFECT OF ACCOUNTING
   CHANGE
NET INCOME PER SHARE                  $0.188
   DILUTED
 INCOME (LOSS) BEFORE                 $0.031      $(0.075)    $(0.94)
  EXTRAORDINARY ITEM
 INCOME FROM EXTRAORDINARY            $0.028
  GAIN
 INCOME (LOSS) FROM                               $(0.348)
  DISCONTINUED OPERATIONS
 INCOME FROM CUMULATIVE               $0.033
  EFFECT OF ACCOUNTING
   CHANGE
NET INCOME PER SHARE                  $0.092      $(0.423)    $(0.94)

            INTEGRATED MARKETING PROFESSIONALS, INC.
    CONSOLIDATED STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
      FOR THE SEVEN MONTHS ENDED JULY 31, 1998 (UNAUDITED)
 AND THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995 (AUDITED)


                        COMMON          STOCK           SERIES A & B    SERIES A & B    ADDITIONAL      DEFICIT
                        SHARES          $(000's)        PREFERRED       PREFERRED       PAID-IN
                        (000'S)                         SHARES          $(000'S)        CAPITAL
                                                        (000'S)

BALANCE 12/31/94        5               5                                               $40,700         ($11,315)

TRANSFER OF                                                                             79,087
 AMOUNT DUE TO
  SHAREHOLDER TO
   PAID IN CAPITAL

EFFECT OF               495             45                                              (45,000)
 REINCORPORATION AND
  CHANGE IN PAR VALUE

SALES OF COMMON STOCK   2,500           250                                             11,562

NET INCOME 1995                                                                                         (474,422)

BALANCE 12/31/95        3000            300                                             $86,349         ($485,737)

PURCHASE CASINO AIRLINK                                                                 253,651         (359,175)

PURCHASE OF DAV-JEN                                                                     5,925           (140,079)

PURCHASE OF RESER                                                                       136,250         (70,956)

SALES OF COMMON STOCK   2,143           214                                             426,135

ISSUANCE OF PFD A                                       2,000           200             50,000

ISSUANCE OF PFD B                                       1,700           170             141,100

PURCHASE OF RESER       156             15                                              42,120

LOSS FOR 1996                                                                                           (1,569,654)

BALANCE 12/31/96        5,299           $529            3,700           $370            $1,141,800      ($2,625,601)

ISSUANCE                810             82                                              34,853

NET INCOME 1997                                                                                         1,046,041

BALANCE 12/31/97        6,109           $611            3,700           $370            $1,176,65       ($1,046,041)


            INTEGRATED MARKETING PROFESSIONALS, INC.
              CONSOLIDATED STATEMENT OF CASH FLOWS
   FOR YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995 (AUDITED)


                                DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                1997          1996          1995
   FOR OPERATING ACTIVITIES
NET INCOME (LOSS)               $1,046,041    ($1,569,654)  ($474,422)
ADJUSTMENT TO RECONCILE NET
 INCOME TO NET CASH USED FOR
  OPERATING ACTIVITIES
DEPRECIATION AND AMORTIZATION    425,738       $292,237      40,994
CHANGE IN ACCOUNTS RECEIVABLE    93,162        434,778       (535,619)
CHANGE IN PREPAID EXPENSES       144,103       (84,444)      (160,807)
CHANGE IN UNEARNED REVENUES      203,741       351,749       394,336
CHANGE IN OTHER ASSETS                         (103,465)     (16,342)
CHANGE IN ESTIMATE OF OLD        (316,314)
 FEDERAL EXCISE TAX PAYABLE
CHANGE IN ACCOUNTS PAYABLE AND   (165,848)     396,791       656,595
 ACCRUED EXPENSES
CASH PROVIDED FROM OPERATIONS   $1,430,623    ($282,008)    (95,265)

CASH FROM INVESTING ACTIVITIES
 PURCHASE OF FURNITURE &         (6,524)       (7,291)       (160,160)
  FIXTURES

CASH FROM FINANCING ACTIVITIES
 ISSUANCE OF COMMON STOCK        115,910
 EFFECT ON PAID IN CAPITAL                     (174,114)
  FROM ACQUISITIONS
 RECEIPT FOR SALES OF STOCK                    890,435       261,562
 LOANS FROM STOCKHOLDERS                       22,456        66,456
 CHANGE IN STOCKHOLDER LOANS     (188,835)
 CHANGE IN AMOUNTS DUE RESER     (41,584)
  CORP.
 PAYMENT OF 10% NOTE PAYABLE     (1,120,530)   (396,552)
 CHANGE IN CAPITALIZED LEASES    (21,752)      (26,691)      52,490
 NET CASH USED FROM FINANCING   (1,256,791)   315,534       380,508
   ACTIVITIES

NET INCREASE (DECREASE)         167,308       (26,235)      125,083
CASH AT BEGINNING OF YEAR       101,522       127,757       2,674
CASH AT END OF YEAR             $268,830      $101,522      $127,757

CASH PAID DURING THE PERIOD     $125,385      $10,602
  FOR INTEREST AND TAXES

            INTEGRATED MARKETING PROFESSIONALS, INC.
                  NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1997

     NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

ORGANIZATION

THE COMPANY WAS FORMED IN THE STATE OF MICHIGAN ON JANUARY 14, 1994, UNDER THE NAME OF INTEGRATED MARKETING PROFESSIONALS, INC. TO SERVE AS A FULL SERVICE TRAVEL AGENCY, SPECIALIZING IN CRUISES AND TOUR PACKAGES. IN OCTOBER, 1995 THE COMPANY REINCORPORATED IN THE STATE OF NEVADA AND INCREASED ITS AUTHORIZED SHARES TO 25,000,000, $0.10 PAR VALUE SHARES. ACCORDINGLY, THE SHARES ALREADY ISSUED WERE SPLIT 100 TO 1. IN MAY, 1996 THE COMPANY PURCHASED THE OUTSTANDING CAPITAL STOCK OF DAV-JEN, INC., DOING BUSINESS UNDER THE NAME OF CASINO AIRLINK. CASINO AIRLINK IS A WHOLESALE TOUR AND TRAVEL COMPANY, WHICH OPERATES TOURS BETWEEN FLORIDA CITIES AND BILOXI, MISSISSIPPI. THE TRANSACTION HAS BEEN TREATED AS A PURCHASE TRANSACTION IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

ON OCTOBER 31, 1996, THE COMPANY'S NAME WAS CHANGED TO CASINO AIRLINK, INC. IN NOVEMBER, 1996, THE COMPANY AUTHORIZED THE
ISSUANCE OF 2,000,000 SHARES OF SERIES A PREFERRED STOCK AND 1,700,000 SHARES OF SERIES B PREFERRED STOCK. EACH SHARE OF PREFERRED A STOCK CARRIES A $0.1 0 PAR VALUE, HAS VOTING RIGHTS AND IS CONVERTIBLE INTO TWO SHARES OF COMMON STOCK. EACH SHARE OF PREFERRED B IS CONVERTIBLE INTO ONE SHARE OF COMMON STOCK. THERE ARE NO VOTING RIGHTS ASSOCIATED WITH THE SERIES B PREFERRED.

IN DECEMBER 1996, THE COMPANY PURCHASED THE OUTSTANDING CAPITAL STOCK OF RESER CORPORATION, A GEORGIA CORPORATION, ENGAGED IN THE TRAVEL SERVICE AND SEMINAR BUSINESS. THIS TRANSACTION HAS ALSO BEEN TREATED AS A PURCHASE TRANSACTION IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

FIXED ASSETS

FIXED ASSETS ARE CARRIED AT COST. THE COMPANY PROVIDES DEPRECIATION OVER THE ESTIMATED USEFUL LIVES OF FIXED ASSETS USING THE STRAIGHT LINE METHOD. UPON RETIREMENT OR SALE OF FIXED ASSETS, THEIR NET BOOK VALUE IS REMOVED FROM THE ACCOUNTS AND THE DIFFERENCE BETWEEN SUCH NET BOOK VALUE AND PROCEEDS RECEIVED IS RECORDED AS INCOME OR LOSS. EXPENDITURES FOR MAINTENANCE AND REPAIRS ARE CHARGED TO INCOME WHILE RENEWALS AND BETTERMENTS ARE CAPITALIZED.

ESTIMATED  USEFUL  LIVES  ARE  AS FOLLOWS:   FURNITURE:  7  YEARS
OFFICE EQUIPMENT: 5 YEARS

INCOME TAXES

THE COMPANY HAS ADOPTED SFAS 109. THE COMPANY HAS NOT MADE A PROVISION FOR INCOME TAX PURPOSES DUE TO INCURRING LOSSES SINCE INCEPTION. THE NET LOSSES OF APPROXIMATELY $1,580,000 CAN BE CARRIED FORWARD TO OFFSET FUTURE TAXABLE INCOME. THE NET OPERATING LOSS CARRY FORWARD BEGINS TO EXPIRE IN 2009.

REVENUE RECOGNITION

THE COMPANY RECEIVES RESERVATIONS FOR TOURS FOR FUTURE DATES. THE AMOUNT RECEIVED IS BOOKED AS UNEARNED REVENUES AND IS NOT RECOGNIZED AS INCOME UNTIL THE TOUR ACTUALLY OCCURS. AT THE DATE THAT THE TOUR COMMENCES, THE UNEARNED REVENUES ARE TAKEN INTO INCOME AND THE ESTIMATED COST TO COMPLETE THE TOUR ARE ACCRUED.

INTANGIBLE ASSETS

IN CONNECTION WITH THE PURCHASE OF CASINO AIRLINK, THE COMPANY PAID COSTS IN EXCESS OF THE NET TANGIBLE ASSETS ACQUIRED. (SEE
NOTE 6) THE COST PAID IN EXCESS OF THE NET TANGIBLE ASSETS IS ATTRIBUTABLE TO LONG-LIVED INTANGIBLE ASSETS HAVING CONTINUING VALUE. THESE INTANGIBLE ASSETS WILL BE AMORTIZED OVER THEIR ESTIMATED USEFUL LIVES, AS FOLLOWS:

NON COMPETE AGREEMENT: 5 YRS  TRADEMARK: 10 YRS   CUSTOMER LISTS:
7 YRS     GOODWILL: 40 YRS

USE OF ESTIMATES

THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE AMOUNTS REPORTED IN THE FINANCIAL STATEMENTS AND FOOTNOTES THERETO. ACTUAL RESULTS MAY DIFFER FROM THOSE ESTIMATES.

NET INCOME PER SHARE

THE COMPANY HAS ELECTED EARLY ADOPTION OF SFAS 1 28, EARNINGS PER SHARE ISSUED BY THE FINANCIAL ACCOUNTING STANDARDS BOARD. IT REPLACES THE PRESENTATION OF PRIMARY AND FULLY DILUTED EPS WITH BASIC AND DILUTED EPS. BASIC EPS EXCLUDES ALL DILUTION. IT IS BASED ON THE WEIGHED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING DURING THE PERIOD. DILUTED EPS REFLECTS THE POTENTIAL DILUTION THAT WOULD OCCUR IF SECURITIES OR OTHER CONTRACTS TO ISSUE COMMON STOCK WERE EXERCISED OR CONVERTED INTO COMMON STOCK. THE SERIES A AND SERIES B PREFERRED SHARES WERE ISSUED ON DECEMBER 7, 1996 AND DECEMBER 12, 1996, RESPECTIVELY.

     NOTE 2: LEASES

OPERATING LEASES

THE COMPANY LEASES OFFICE SPACE IN FT. LAUDERDALE, FLORIDA ON A MONTH TO MONTH BASIS. THE COMPANY ALSO LEASES OFFICE FACILITIES AND CERTAIN EQUIPMENT, IN CLEARWATER, FLORIDA, UNDER NON CANCELABLE OPERATING LEASES WHICH EXPIRE AT VARIOUS DATES THROUGH THE YEAR 2000, AS FOLLOWS:

1998: $105,000 1999: $110,000 2000: $57,500  TOTAL: $272,500

RENT EXPENSE FOR THE YEAR ENDED DECEMBER 31, 1997 WAS $101,040.

CAPITALIZED LEASES

THE COMPANY ACQUIRED OFFICE EQUIPMENT UNDER PROVISIONS OF A LONG-
TERM  LEASE.  COST AND ACCUMULATED AMORTIZATION  OF  SUCH  ASSETS
TOTALED $84,453. AT DECEMBER 31, 1997 FUTURE ANNUAL PAYMENTS  ARE
AS FOLLOWS:

               1998:                    $ 2,069
               1999:                      1,978
               TOTAL:                     4,047
               LESS CURRENT PORTION:      2,069
               AMOUNT DUE LONG-TERM:        978

     NOTE 3: RECAPITALIZATION

THE COMPANY BECAME A NEVADA CORPORATION IN LATE 1995 AND RESTRUCTURED ITS CAPITAL STOCK TO AUTHORIZE 25,000,000 SHARES OF COMMON STOCK, $0.10 PAR VALUE. THE OUTSTANDING 5,000 SHARES OF $1.00 PAR VALUE THEREBY BECAME 500,000 SHARES OF THE NEW COMMON STOCK. ACCORDINGLY, AN ADDITIONAL 495,000 SHARES OF COMMON STOCK WERE ISSUED TO THE COMPANY'S SHAREHOLDERS AND THE PAR VALUE ON THE BALANCE SHEET WAS ADJUSTED TO REFLECT THE SHARES ISSUED. THIS NON MONETARY TRANSACTION NECESSITATED AN INCREASE IN PAR VALUE AND A DECREASE IN ADDITIONAL PAID-IN CAPITAL OF $45,000. IN DECEMBER, 1995 AN ADDITIONAL 2,500,000 SHARES OF COMMON STOCK WERE SOLD.

     NOTE 4: PURCHASE OF DAV-JEN

THE PURCHASE PRICE OF DAV-JEN WAS ORIGINALLY $3,500,000, SUBJECT TO ADJUSTMENT, IF NECESSARY UPON COMPLETION OF AN AUDIT OF THE CASINO AIRLINK FINANCIAL STATEMENTS AT MAY 31, 1996. THE AMOUNT WAS PAYABLE IN SEVEN SUCCESSIVE EQUAL QUARTERLY PAYMENTS OF $500,000 BEGINNING JUNE 3, 1996. ADDITIONAL PAYMENTS WERE DUE ON THE FIRST DAY OF SEPTEMBER AND DECEMBER 1996 AND MARCH, JUNE, SEPTEMBER AND DECEMBER 1997. THE OUTSTANDING BALANCE WAS TO BEAR INTEREST AT THE RATE OF 8% PER YEAR COMMENCING SEPTEMBER 1, 1996. ON JUNE 3, THE COMPANY PAID $500,000 TO THE FORMER PRINCIPAL STOCKHOLDER OF CASINO AIRLINK AS THE INITIAL QUARTERLY PAYMENT.

THE AUDIT OF CASINO AIRLINK FOR THE FIVE MONTHS ENDED MAY 31, 1996 REQUIRED AN ADJUSTMENT (REDUCTION) TO THE PURCHASE PRICE IN THE AMOUNT OF $684,198. ACCORDINGLY, THE SCHEDULED QUARTERLY PAYMENT FOR SEPTEMBER 3, 1996 OF $500,000 WAS CANCELED AND THE AMOUNT DUE AT DECEMBER 3, 1996 WAS REDUCED TO $31 5,802.

IN ADDITION, THE COMPANY WAS TO PAY $2.50 FOR EACH PASSENGER FLYING VIA CASINO AIRLINK FOR A PERIOD OF TWO YEARS, IN CONSIDERATION FOR MR. SCHOEN'S GUARANTEE OF A SURETY BOND OWNED BY THE COMPANY, AND THE GUARANTEE OF THE COMPANY'S CREDIT CARD MERCHANT ACCOUNT

THE  ALLOCATION  OF  THE  $3,500,000  PURCHASE  PRICE,  LESS  THE
ADJUSTMENT OF $684,198 WAS AS FOLLOWS:

               NON COMPETE AGREEMENT            $500,000
               OFFICE FURNITURE AND EQUIPMENT   200,000
               CUSTOMER LIST                    700,000
               TRADEMARK                        100,000
               GOODWILL                         1,856,100

ON DECEMBER 6, 1996, THE SALES AGREEMENT WAS AMENDED, RETROACTIVE TO MAY 31, 1996. THE OUTSTANDING DEBT WAS REDUCED TO $745,000 PAYABLE OVER A 24 MONTH PERIOD COMMENCING ON JANUARY 15, 1997 BEARING INTEREST AT 10%. IN ADDITION THE SELLERS RECEIVED 1,700,000 SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK.

     NOTE 5: PURCHASE OF RESER CORP.

THE PURCHASE PRICE OF RESER CORP. WAS THE NET ASSET VALUE OF THE COMPANY AT DECEMBER 31, 1996 A TOTAL OF $252,720 IN EXCESS OF THE NET WORTH OF THE COMPANY. THIS EXCESS WAS ACCOUNTED FOR AS
FOLLOWS: NOTES PAYABLE IN THE AMOUNT OF $195,000 AND THE ISSUANCE OF 156,000 SHARES OF COMMON STOCK, WHICH WERE VALUED AT $.37 PER SHARE, OR $57,720.

IN THE EVENT THAT THE TRADING PRICE OF THE COMPANY'S COMMON STOCK IS LESS THAN $1.25 A SHARE, ON JANUARY 3, 1 999, THE COMPANY IS LIABLE TO PAY THE SELLER THE AMOUNT OF 1 56,000 SHARES MULTIPLIED BY THE DIFFERENCE OF $1.25 AND THE ACTUAL SELLING PRICE ON THAT DATE. THEREFORE THE COMPANY IS CONTINGENTLY LIABLE FOR THIS DIFFERENCE.

     NOTE 6: EMPLOYMENT CONTRACTS

ON  JUNE 17, 1996 , THE COMPANY ENTERED INTO EMPLOYMENT CONTRACTS
WITH CERTAIN KEY EMPLOYEES, AS FOLLOWS:

MR. WILLIAM FORHAN; PRESIDENT, $149,000 PER ANNUM. AS AN INCENTIVE BONUS, MR. FORHAN IS ELIGIBLE TO RECEIVE, 30 DAYS AFTER THE BOARD OF DIRECTORS APPROVES INTERIM FINANCIAL STATEMENTS FOR THE LAST-ENDED FISCAL QUARTER, A PAYMENT EQUAL TO FIVE PERCENT (5%) OF THE COMPANY'S PRE-TAX NET INCOME FOR THE LAST-ENDED FISCAL QUARTER FOR EACH FISCAL QUARTER AFTER DECEMBER 31, 1996. MR. FORHAN'S RIGHT TO RECEIVE THIS INCENTIVE BONUS WILL BE OFFSET BY AN EQUAL PERCENTAGE OF PRE-TAX NET LOSSES, IF ANY, REALIZED FROM TIME TO TIME.

MR.  JAMES  MULDOWNEY; PRESIDENT OF CASINO AIRLINK, $150,000  PER
ANNUM.  MR. MULDOWNEY IS ALSO ELIGIBLE TO RECEIVE THE SAME  BONUS
AS  MR. FORHAN, ABOVE. HOWEVER, MR. MULDOWNEY'S RATE OF BONUS  IS
2.5%.

AS  PART  OF THE AMENDMENT TO THE PURCHASE AGREEMENT, MR.  STEVEN
SCHOEN'S CONTRACT WAS AMENDED AND HE WILL RECEIVE $125,000 A YEAR
FOR  A  FIVE YEAR CONSULTING AGREEMENT, PLUS A 5% BONUS OF CASINO
AIRLINK (SUBSIDIARY) PRE-TAX INCOME.

     NOTE 7:1996 STOCK OPTION PLAN

EFFECTIVE DECEMBER 27, 1996, THE 1996 STOCK OPTION PLAN HAS BEEN ADOPTED TO ENCOURAGE STOCK OWNERSHIP BY DIRECTORS AND EMPLOYEES OF CASINO AIRLINK, INC., IN ORDER TO INCREASE THE PROPRIETARY INTEREST IN THE SUCCESS OF THE COMPANY AND TO ENCOURAGE THEM TO PROVIDE FUTURE SERVICES TO THE COMPANY.

ON JANUARY 18, 1997, WILLIAM FORHAN WAS GRANTED AN INCENTIVE STOCK OPTION TO PURCHASE UP TO 2,000,000 SHARES OF COMMON STOCK AT A PRICE OF $0.30 PER SHARE, THE FAIR MARKET VALUE OF THE COMPANY'S STOCK AT THE DATE OF GRANT. THE EXPIRATION DATE OF THIS GRANT IS JANUARY 1 8, 2007.

IN DECEMBER, 1997, JAMES MULDOWNEY WAS GRANTED AN INCENTIVE STOCK OPTION TO PURCHASE 400,000 SHARES OF COMMON STOCK AT A PRICE OF $0.21 PER SHARE, THE FAIR MARKET VALUE OF THE COMPANY'S STOCK AT THE DATE OF GRANT. THE EXPIRATION OF THIS GRANT IS DECEMBER 29, 2008.

     NOTE 8: CUMULATIVE EFFECT OF ACCOUNTING CHANGE

AS OF DECEMBER 31, 1996, THE COMPANY HAD ACCRUED $375,000 FOR FEDERAL EXCISE TAXES. DURING THE SIX MONTHS ENDED JUNE 30, 1997, IT WAS DETERMINED THAT THIS AMOUNT WAS NOT DUE AND AN ADJUSTMENT WAS MADE TO CORRECT THE OVER ACCRUAL. THIS AMOUNT IS REFLECTED IN THE ACCOMPANYING STATEMENT OF OPERATIONS AS A CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE.

     NOTE  9:  MODIFICATION  OF TERMS - CARRYING  VALUE  OF  DEBT
EXCEEDS FUTURE CASH PAYMENTS

ON DECEMBER 29, 1997, THE COMPANY MODIFIED THE TERMS OF ITS 10% NOTES PAYABLE TO THE SELLER. THE AMOUNT OF DEBT AT DECEMBER 31, 1997 WAS $1,676,846 AND THE SELLER HAS AGREED TO ACCEPT $1,360,000 AT THE SAME 10% RATE OVER THE SAME PERIOD. ACCORDINGLY, THE AMOUNT OF THE NOTE HAS BEEN REDUCED BY $316,846 AND AN EXTRAORDINARY GAIN OF $316,846 ($0.05 A SHARE) HAS BEEN INCLUDED IN NET INCOME IN 1997.

     NOTE 10: SETTLEMENT OF EQUITY CLAIMS

DURING THE YEAR ENDED DECEMBER 31, 1997, CERTAIN CLAIMS AGAINST THE COMPANY WERE SETTLED BY THE ISSUANCE OF COMMON STOCK. UNDER THE TERMS OF THESE SETTLEMENTS, 670,483 SHARES WERE ISSUED IN EXCHANGE OF $160,901 IN CLAIMS. THE DIFFERENCE BETWEEN THE PAR VALUE OF $67,048 AND THE $160,901 IN CLAIMS, OR $93,852, WAS CHARGED AGAINST INCOME DURING THE YEAR.

EXHIBITS

        2.   AGREEMENT OF MERGER
        3.1  ARTICLES OF INCORPORATION - AIC
        3.2  BY-LAWS - AIC
        3.3  ARTICLES OF INCORPORATION - IMP
        3.4  BY-LAWS - IMP
        4.1  DESCRIPTION OF IMP SERIES A CONVERTIBLE PREFERRED STOCK
        4.2  DESCRIPTION OF IMP SERIES B PREFERRED STOCK
        4.3  OPTION AGREEMENT - WILLIAM FORHAN
        4.4  OPTION AGREEMENT - JAMES MULDOWNEY
        4.5  WARRANT - JOSEPH CHARLES & ASSOCIATES, INC.
       10.1  EMPLOYMENT AGREEMENT - WILLIAM FORHAN
       10.2  EMPLOYMENT AGREEMENT - JAMES MULDOWNEY
       13    1997 ANNUAL REPORT TO IMP SHAREHOLDERS
       16    LETTER RE: CHANGE IN CERTIFYING ACCOUNTANT
       99.1  PRESS RELEASE - BUSINESS TRAVEL
       99.2  PRESS RELEASE - MAGNOLIA TOURS
       99.3  PRESS RELEASE - IMP MERGER
       99.4  PRESS RELEASE - AVIATION BOARD
       99.5  PRESS RELEASE - CRUISING IN STYLE, INC.

                           SIGNATURES

PURSUANT  TO  THE  REQUIREMENTS OF SECTION 12 OF  THE  SECURITIES
EXCHANGE  ACT  OF  1934,  THE REGISTRANT  HAS  DULY  CAUSED  THIS
REGISTRATION  STATEMENT  TO  BE  SIGNED  ON  ITS  BEHALF  BY  THE
UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                AVIATION INDUSTRIES CORP.

                                BY:  /S/ WILLIAM E. FORHAN
                                WILLIAM E. FORHAN, PRESIDENT